U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of

The Securities Exchange Act of 1934

Telomolecular, Corp.
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(Exact name of registrant as specified in its charter)

DELEWARE                                       20-4094917
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(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)             Identification No.)

10933 Trade Center Drive, Suite 102, Rancho Cordova,    California     95670
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(Address of registrant's principal executive offices)               (Zip Code)

(916) 410-8681
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(Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class                   Name of Each Exchange on which
to be so Registered:                 Each Class is to be Registered:
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18,054,981 Common              Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
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(Title of Class)

Copies to:
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Rod Underhill (Attorney at Law)

10933 Trade Center Drive, Suite 102, Rancho Cordova, 95670

Exhibit Index is specified on Page 45

TELOMOLECULAR CORP.

a Delaware corporation

Index to Form 10-SB

Item Number and Caption                                                   Page
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1.    Description of Business                                                  3

2.    Management's Discussion and Analysis of Financial

      Condition and Results of Operations                                32

3.    Description of Property                                                   34

4.    Security Ownership of Certain Beneficial Owners and

      Management                                                                  34

5.    Directors, Executive Officers, Promoters and Control

      Persons                                                                     36

6.    Executive Compensation - Remuneration of Directors and

      Officers                                                                             41

7.    Certain Relationships and Related Transactions              42

8.    Description of Securities                                                  43

PART II

1.    Market Price of and Dividends on the Registrant's

      Common Equity and Related Stockholder Matters             54

2.    Legal Proceedings                                                             55

3.    Changes in and Disagreements with Accountants                55

4.    Recent Sales of Unregistered Securities                                 55

5.    Indemnification of Directors and Officers                            56

PART F/S

Financial Statements                                         F-1 through F-19

PART III

1.    Index to Exhibits                                                                     70

      Signatures                                                                                71

PART I

Item 1. Description of Business.

Special Cautionary Notice Regarding Forward-Looking Statements.
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Various matters discussed in this document and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements for  purposes of the Securities Act and the Securities Exchange Act. These forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Telomolecular (the "Company") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation:

*    The effects of future economic conditions;

*    Governmental monetary and fiscal policies, as well as legislative and regulatory changes;

*    The risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks;

*    The effects of competition from other biomedical entities in the Company's market area and elsewhere, including firms operating locally, regionally, nationally and internationally, together with such competitors offering services by mail, telephone, and computer and the Internet; and

*    The failure of assumptions underlying the establishment of reserves for possible loan losses and estimations of values of collateral and various financial assets and liabilities.

All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

Background of the Company
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Telomolecular Corp., a biomedical nanotechnology startup established in Sacramento, California in August of 2005, was formed to commercialize a new class of synthetic nanotechnologies that have been shown to regenerate human cells and tissues. The Corporation intends to perform continued research and development, and commercialize products important in the treatment of aging, age-related disease, and cancer.

By combining new large-molecule delivery technologies with biomedical agents shown to lengthen chromosomal telomeres in vitro, successful in vivo therapies might be developed that significantly offset, and potentially reverse many age-related diseases and address symptoms and signs recognized as human aging. The Corporation’s early work and experimentation was performed through contracted research by third parties and through the scientific staff managed by its executives who run other (public) biotechnology corporations.

In January of 2006, the Corporation signed an exclusive licensing agreement with the University of Nebraska Medical Center through its licensing arm UNeMed for the delivery of telomere elongating agents in organismal cells via the University’s unique biodegradable nanoparticle platform. The delivery tool is the first gene therapy approved by the FDA for use in the United States, is capable of comprehensively and safely transducing exceptionally large-molecules across cell membranes in a living organism, supports sustained release, is non-toxic, there is no immune response, and it possesses other important pharmacological properties.

In February of 2006, the Corporation acquired, through Stanford University, the exclusive in vivo licensing rights to “Synthetic DNA Nanocircles in the elongation of telomeric repeats”. Synthetic DNA nanocircles have been shown to repair damaged telomeres in vitro. Nanocircles show promise as an in vivo tool capable of rejuvenating human tissues and is likely to be a therapeutically cost efficient solution to creating pharmaceutical products.

On March 3rd 2006, the Corporation completed development of and “invented” a synthetically engineered protein called oTert useful in telomere elongation, and later in March the corporation completed development on and “invented” a synthetically engineered protein called “XfactorTrt” also useful in the elongation of chromosomal telomeres.

On June 13th, 2006, through contracted research, the Corporation began in vivo studies with telomere elongating agents and expects to report preliminary results from these studies in February of 2007. The company hopes that this effort will result in new products for rejuvenating human hair and skin that might be sold in the United States and abroad perhaps as early as the first quarter of 2008. A continuation of this research will be sponsored up through the year 2011 and may result in targeted pharmaceutical products for treating human diseases known as “age-associated” diseases.

On June 30th, 2006, the Corporation announced that it had successfully completed a round of financing according to Rule 504 Regulation D of the 1933 Securities and Exchange Act for $1,000,000. 200,000 of the company’s total 4,500,00 shares of common stock were sold to investors at a $5 per share price.

On July 5th, 2006, the Corporation opened an additional laboratory in Rancho Cordova, California in order to perform in vivo work with synthetic DNA nanocircles. There is no predicted time frame for the completion of products but the short-term scientific goals of the program are to assess the function of nanocircles in repairing diseases of the vascular endothelium, bones, and skin.

On July 13th, 2006, the company agreed to acquire exclusive rights to all technologies resulting from sponsored research for the development of improved methods of DNA, RNA, and siRNA production. Management believes this technology could reduce the industry wide costs of producing pharmaceutical grade DNA, RNA and siRNA and that it may increase yield efficiency many times over. The company successfully raised $350,000 through private accredited active investors to help pay for the new program.

On July 20th, 2006, the company acquired exclusive licensing rights from Stanford University for the research, development, and commercialization of “Notch 1 in the regeneration of human musculature, heart tissue, and neuronal tissue”. The company paid approximately $75,000 in upfront licensing and patent related fees, and further agreed to certain milestones.

On August 28th, 2006, the company acquired through a contract expansion with the University of Nebraska Medical Center expanded licensing rights to deliver all anti-cancer agents, including p53 DNA damage checkpoint control reactivators and pRB tumor suppressor reactivators (as a combination therapy) with the University’s unique biodegradable nanoparticle platform. The company paid $20,000 in licensing fees and is obligated to meet certain milestones.

On August 29th, 2006, the company acquired exclusive licensing rights from Stanford University for the research, development, and commercialization of “Mitofusin 1 in the repair of Mitochondrial DNA”. The company paid approximately $85,000 in upfront licensing and patent related fees, and further agreed to certain milestones.

On August 30th, 2006, the Corporation announced that it had successfully completed a second round of financing according to Rule 504 Regulation D of the 1933 Securities and Exchange Act for $1,000,000. 100,000 of the company’s total 4,500,00 shares of common stock were sold to investors at a $10 per share price.

On September 15th, 2006, the company received a term sheet from El Charis Mikman Firm, LLC, an investment bank, to provide $10,000,000 in financing once Telomolecular reaches the OTCBB according to certain milestones cited in the agreement.

On October 15th, 2006, the Corporation received a Letter of Intent from the Louisiana State Development Fund indicating that the State intends to sponsor the acquisition of an anti-aging research facility in Louisiana. The discussed purchase price was $7.5 million USD.

The Corporation has also reached terms on certain tentative licensing agreements to be announced upon payment and ratification, including the acquisition of technologies for the therapeutic treatment of cancer.

Business of the Issuer
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Telomeres cap the ends of chromosomal DNA and consist of repeated sequences of the chemicals thymine, adenine, and guanine. They are longest at conception and become shorter each time a cell divides. This shortening eventually becomes critical and leads to a programmed form of cell death. As a result, the human cell has a replicative lifespan of about 50 to 70 doublings. Cell function, such as protein production, DNA repair, waste management, metabolism, and signaling, decline as telomeres shorten. In general, aging cells become progressively less able to form and maintain tissue. This dysfunction plays a key role in a variety of age-associated diseases such as macular degeneration, arteriosclerosis, atherosclerosis, osteoporosis, skin atrophy, Progeria and others. It can also be seen in symptoms we often label as human aging, such as wrinkled and deteriorating skin and the decline of vital organs.

Dr. Harley and colleagues at Geron, Dr. Woodring Wright, Dr. Jerry Shay, and colleagues at Southwestern Medical Center discovered in 1998, as reported in Science magazine, that human cells can be immortalized in a petri dish by repairing their degraded telomeres with the key catalytic enzyme telomerase reverse transcriptase (TERT). Treated cells, even if genetically old, begin to divide vigorously and exhibit the characteristics and protein production of “young” cells. Scientists at more than 800 universities and institutions have now repaired degraded chromosomal telomeres in vitro.

The effect of telomerase in various cell types has been studied. Dr. Shay and Dr. Wright found that adding the gene that encodes human telomerase reverse transcriptase (TERT) into telomerase-negative human retina and foreskin cells caused the expression of telomerase. Telomeres elongated, and the cells divided vigorously and did not express a cell marker for senescence (beta galactosidase). Furthermore, the cells showed an increased number of cell divisions and a limitless life span, compared to cells that were not treated with telomerase, whose telomeres shortened with each division, leading to senescence. Another important observation was that the introduction of telomerase into the cells and their continuous rapid division and longer life span did not make them cancerous. They remained with a young appearance and normal number of chromosomes.

These experiments used cells important in human disease and aging--retinal pigment epithelium, fibroblasts, and vascular endothelium. Slowed metabolism of retinal epithelium can cause age-related macular degeneration. Fibroblasts in aging skin make less collagen and elastin and more collagenase, causing wrinkles. An overgrowth of the endothelium that forms capillaries and lines blood vessel interiors contributes to atherosclerosis.  The results of adding telomerase to these cells were striking--the cells regained their proliferative and reparative potential, ignoring Hayflick’s limits. Cell lines that would normally be considered “diseased by age” were restored to a normal state.

Subsequent experiments by other groups further established the role telomeres play in organismal aging. In an experiment conducted by Geron Corp., and published in November of 2000 in the Journal of Experimental Cell Research, scientists modified aging human skin cells to express TERT, from these cells they developed skin grafts, which were then transplanted into mice. The results showed that TERT restored normal function to the aged cells: their ability to divide increased exponentially and the pattern of gene expression changed. The transplanted skin remained young throughout the lifespan of the mouse while its native cells aged.

The barrier to practical in vivo applications of telomerase reverse transcriptase (TERT) has been the difficulty of delivering large and complex molecules across otherwise impermeable cell membranes to the trillions of cells that makeup a living human.  TERT is a massive molecule from a bioengineering standpoint and cannot be sensibly delivered with known traditional vectors such as viral based carriers and or liposome technologies.

In order to overcome this barrier, Telomolecular is working on the direct delivery of a synthetic genetically optimized enzyme similar to telomerase reverse transcriptase (TERT) into cells by utilizing its exclusive licensing rights to a novel new FDA approved nanotechnology capable of transporting exceptionally large biomolecules that were previously considered too large to deliver comprehensively in living animals. The company is presently working in vivo in fibroblast skin grafts through a sponsored research program.

Proteins delivered via the nanotechnology are encapsulated and protected from the cell membrane and there is no immune response or toxicity. Successful drug formulations based on this strategy might make possible the treatment of specific diseases and more generalized anti-aging therapies.

In addition to the delivery of TERT (and variants like its proprietary vTert), Telomolecular has acquired exclusive licensing rights for the in vivo use of a nanotechnology created by Leland Stanford University called “Synthetic DNA Nanocircles”. DNA nanocircles have been shown to effectively elongate chromosomal telomeres in vitro. They consist of DNA bases arranged in a circular sequence that template the lengthening of telomeres by repeated addition of new TTAGGG sequences. By combining nanocircles with Telomolecular's rights in the field of large-molecule delivery, nanocircles might work efficiently in vivo.

From a commercialization standpoint Telomolecular intends to focus first on delivering natural proteins like TERT, but as a long-term solution, once synthesis and manufacturing capabilities have been mastered, nanocircles show great promise in becoming a therapeutically superior and substantially more cost efficient way of regenerating human tissues.

The Corporation is also working on cutting edge anti-cancer technologies. The permanent expression of telomerase after cell-crisis is observed in most cases of cancer; however, paradoxically, temporary expression of telomerase before cell-crisis has been shown to act as a preventative therapy. Normal cells altered to express telomerase in experimentation do not become cancerous and show an ability to inhibit “prevent” cell crisis, which according to recent studies appears to be the primary cause of all cancer. Furthermore, the company licensed a technology from Stanford University called Mutant Telomere Elongation Nanocircles (MTENS) that have been evaluated as an anti-cancer tool in vitro. MTENs react in cancerous cells by modifying the telomere (elongating it with the wrong sequences), which causes the cancerous cell to self-destruct.  The Company has identified novel proteins and inducible genes that activate p53 DNA damage checkpoint control and pRB tumor suppressors as novel drug candidates for effectively preventing and treating cancer. Other important technologies are discussed later in this document.

Bankruptcy
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The corporation has not been a party, or itself been subject to, any bankruptcy, receivership or similar proceeding; and has not undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Dependence on one or a few major customers
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The corporation would not depend largely on one or a few major customers and expects to sell products to a very broad and diversified audience of consumers.

Government Approval
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Government approval is necessary for many of the Corporation’s mission critical products that will fall under the regulation of the U.S. Food and Drug Administration, as well as the equivalent regulatory bodies of other countries. The business issuer’s research programs do not generally require State or Federal approval.

Existing and Probable Regulations
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The Corporation intends to develop many pharmaceutical products that require approval by the FDA and other bodies around the world in respect to foreign market entries. The FDA does not traditionally regulate some of the company’s expected products, such as cosmeceutical products.

Generally, even in liposome-based cosmetics that deliver data across cell membranes, the FDA does not interfere with the sale of products if it can be demonstrated that they meet those safety guidelines required in the industry. Many foreign markets are even more lenient. It is likely that there will be markets for cosmeceutical products. Management anticipates a rejuvenating skin cream to be developed, tested and ready for initial marketing within perhaps 48 months.

The sale of pharmaceuticals in the United States requires FDA approval. Other major markets have similar regulatory bodies and approval requirements. It is likely, that the FDA study and application process could take many years. Therefore, we do not outline income from pharmaceuticals in our 7-year financial projections; however, the world demand for highly effective pharmaceutical products would be in the many billions of dollars. The process of applying for and receiving FDA drug approval is expensive and may require many millions of dollars in corporate expenditure. Possible applications in valued livestock and in veterinary application present an excellent ancillary market that does not require FDA approval.

Costs and effects of compliance with environmental laws
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The company does not foresee compliance with environmental laws having a cost or effect according to its current business plan.

Product liability and insurance
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The company maintains $5,000,000 of general liability insurance through Aegis Insurance, Corporaiton, $600,000 in business equipment insurance, and full workers compensation insurance.

Principal products and their markets
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Telomolecular’s primary product focus includes: (1) products for the treatment of age related diseases known to be caused by critical telomere shortening, (2) products for the general treatment of human aging, (3) the delivery of ancillary molecules such as catalase, SOD, and glutathione for specific therapeutic reasons, (4) manufacturing and production solutions, (5) and anti-cancer therapies.

In vitro applications of telomere therapy are already in use. Researchers at the University of Tennessee-Memphis are using telomerase to grow artificial corneas from real cornea cells. Telomerase allows these cells to replicate far beyond their inherent replication limits, something they couldn't do in nature because their telomeres become too short. A Dutch pharmaceutical company is growing telomerized skin grafts for burn victims, while Geron Corp. is growing whole organs and tissues in the lab to replace dysfunctional and diseased organs and tissues. What separates Telomolecular from its competitors is a focus on “in vivo” rather than “in vitro” applications.

As a first application, Telomolecular plans the development of an (probably topical) anti-aging product for the skin and hair follicles. Telomerized skin cells have been shown to produce high levels of elastin and collagen, which improve elasticity and sheen. Management expects the fibroblasts and tissue that comprise skin to regain full elasticity in the presence of active telomerase. The principal reason to consider cosmetic applications is that they might be produced and released in a short time frame while the corporation works with the FDA on the release of more regulated pharmaceuticals.

A great number of diseases are known to be caused by or correlate strongly with critical telomere shortening, and in addition there are tremendous tested health benefits, such as the repair and restoration of the immune system, which has been qualifiedly demonstrated by UCLA scientists. The market for treating age-related disease is worth many billions of dollars and is comprised of specific lower risk applications in areas that appear to benefit from therapy, such as in the treatment of macular degeneration, arteriosclerosis, atherosclerosis, osteoporosis, skin atrophy, emphysema, cirrhosis, certain aspects of AIDS, Progeria, Werner’s Syndrome and other diseases.

Macular degeneration, for example, is the leading cause of irreversible, severe loss of vision in people 50 and older. There are 15 million people in the United States living with some form of AMD, with more than 1.6 million experiencing the active blood vessel growth and blood vessel leakage associated with neovascular AMD. In addition to AMD, 10 million to 15 million Americans have chronic obstructive pulmonary disease; another 20 million to 30 million go undiagnosed. 1.4 million patients require bypass surgery each year because of age related arteriosclerosis. Studies demonstrate that these afflictions are likely to be corrected with telomere therapy. Other age-related diseases may also be treated with telomere therapy.

Restoring telomeres holds promise as an effective anti-cancer therapy. Cancer cells benefit from activation of a gene that “immortalizes” cells by causing the permanent expression (and an endless supply) of human telomerase. Telomolecular addresses safety concerns related to “immortalization” by elongating the telomere with a therapeutic dose of nanocircles, hTert, or telomerase, without altering genes. This approach offsets cell crisis, which is the primary cause of all cancer.

In respect to cosmeceutical possibilities, the present worldwide market for cosmeceuticals is $250 billion dollars per annum. It is our assumption, confirmed by market specialists, that an effective skin-and-hair rejuvenation product could create a large world demand.

The international market for pharmaceuticals is greater than $500 Billion with market growth of 1.7 % per annum. FDA approved pharmaceuticals characterize the most profitable market opportunity for the company.

Beyond the broader markets described above, it is possible to define more specific markets according to the problem that telomere therapy might address. Many diseases are caused by critical telomere shortening. Therapies that effectively treat these diseases are likely to enjoy strong demand in underserved consumer markets.

Our Financing Strategy
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From February 1st to June 30th of 2006 the company completed a successful $1 million private placement at $5 per share according to Regulation D Rule 504 on the 1933 U.S. Securities and Exchange Act. On August 30th, the company completed a second successful $1 million private placement (according to a separate plan of finance) at $10 per share according to Regulation D Rule 504 on the 1933 U.S. Securities and Exchange Act. Management intends to list its securities on the pink sheets through a 10-SB offering, and move it’s securities up to the OTCBB in January of 2007 after the completion of its’ Year 2006 audited financial statements. We expect to continue to issue private placements for different plans of finance in the aggregate amount of $4,000,000 over the next 12 months and the aggregate amount of $8,000,000 USD in a subsequent 12 month period. We expect to require possibly $50,000,000 in investment capital through FY 2012.

On August 1st, 2006, the company’s shareholders voted on and passed with a greater than 75% majority of votes a resolution to increase the company’s total number of authorized and issued shares. The new capital structure of the company increases the total number of common shares of common stock from 4.5 million shares to 500 million shares and creates 1 million shares of preferred stock convertible to 50 million shares (1 to 50) of common stock. The new capital structure does not cause dilution for current shareholders and maintains the pre-existing ownership ratio of all shareholders on a per shareholder percentage basis.

On or about October 15th, El Charis Mikman Firm, LLC, a Southeastern investment bank, signed a term sheet with Telomolecular, for $10,000,000. Key milestones in the term sheet include quoting its shares on the Over the Counter Bulletin Board and reaching certain stock price milestones.

Products in Development Include:
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Cosmeceuticals
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Telomolecular Corp. has commenced in vivo studies and plans to develop, test, and ready a rejuvenating skin cream for initial market and resale in the domestic United States and abroad possibly within 48 months. Though management expects the successful completion of these studies there are many unforeseen risks that could cause significant delays or difficulties.  The skin cream will make cosmetic claims only (more youthful and healthier skin appearance) and represents the most immediate commercial profit opportunity for the company. Test have already commenced in fibroblast cells and there is evidence that the product may make a big impact on aged skin, resulting in a reduction of wrinkles and discoloration, and leading to improvements in elasticity, texture, and sheen. It is also likely to help restore the youthful, healthy appearance and color of hair. In experiments, old skin cells augmented with TERT express collagen and elastin like young cells. Tissue grown from these once old skin cells is perfectly young.

The production of a nanoparticle formulation that can be applied directly on the skin makes an in vivo product viable. Cosmetics production enjoys inherent marketplace advantages.

  In regulated markets approvals for “cosmetic claims only” are minimal and take months, not years.

  Cosmetics are easier to develop and administer than pharmaceuticals.

  Development costs for a first commercial product are lower (overall costs of US $3 million over a one year period).

  The technology is safe and readily available for effective delivery to the basal layer of the skin (liposome or nanoparticle technology).

  The world market for such an effective cosmetic product is in the many billions.

  Existing cosmetic surgery clinics, health and beauty spas and clinics, anti-aging clinics provide a rapid market entry vehicle through the franchising and licensing of “clinics” to be operated within existing clinics and spas who service and can be expected to expand their present clientele.

  Results of the cosmetics testing form the basis for further testing and an application for a DIN (drug identification number) for the product with medical claims.  This process is generally faster for topical (skin) applications than for more invasive types of delivery.

The process involved in reaching the marketplace includes:

  Encapsulating TERT or nanocircles in a nanoparticle formulation.

  Producing these new proteins or nanocircles together in sufficient quantities to conduct in vivo experiments.

  Understanding the safety and efficacy of the new product.

  Producing these new proteins or nanocircles in sufficient quantities, and at reasonable a cost, to formulate a topical skin cream appropriate for resale and distribution.

*** Results of the cosmeceuticals testing form the basis for further testing and an application for a DIN (drug identification number) for the product with medical claims.

Pharmaceuticals
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Pharmaceutical applications that treat specific diseases or rejuvenate the body are primary long-term goals of the company.  We believe such applications will transform human health. New pharmaceutical drugs could be a multi-billion dollar profit center.

The development of IV administered pharmaceuticals presents fewer hurdles than the production of oral applications. Both applications are based on the creation of a nanoparticle delivery mechanism and a TERT analogue, variant, or synthetic DNA nanocircles; however, IV administration of pharmaceuticals tends to have superior uptake and distribution potential. Oral applications, once developed, tend to be less expensive to administer and more popular to buy.

Pharmaceutical targets include:

Cell culture enhancement: Laboratories perform experiments in cell cultures. The longer the cell culture can live and replicate the more research that can be performed or the more pharmaceutical products that can be produced. TERT is already being administered in extending the lifespan of cell cultures through expensive and inefficient manual infection processes. Telomolecular nanotechnologies are expected to be easier and cheaper to use.

Skin grafts: Skin cells can only replicate a limited number of times in the production of skin grafts. For burn victims who need new skin this represents a challenge as it becomes hard to grow even a few centimeters of artificial skin. The more skin cells divide the slower they replicate and function. This leads to thin and frail skin grafts because telomeres wear out quickly during replication. Telomolecular nanotechnologies may make safe and economical the large-scale growth of higher quality skin grafts.

The treatment of age-related disease: Many diseases are known to be caused by telomere shortening such as macular degeneration, atherosclerosis, age-related liver and kidney disease, age-related cirrhosis, certain rare genetic disorders like Progeria and other important diseases. Fixing these problems by extending telomeres is a multi-billion dollar business opportunity and there are no working products in this marketplace.

Healing agents: The elongation of telomeres at a wound site has been shown to provide extra-ordinary healing capabilities. A wound, whether external or internal, can only heal as quickly as new cells can divide to build new tissue. Elongating chromosomal telomeres allows skin and tissues to divide more quickly and constitute healthier structures. Applying a healing agent to a wound site, either internally, or externally, is likely to save lives or help prevent infection, scarring, and disability.

The prevention of cancer:  Telomeres serve in part to prevent chromosome ends from activating a DNA damage response. However, this important function can be lost as telomeres shorten with cell division in culture or in self-renewing tissues with advancing age. Impaired telomere function leads to induction of a DNA damage response and inactivation of the tumor suppressor protein p53. p53 serves a critical role in enforcing both senescence and apoptotic responses to dysfunctional telomeres. Loss of p53 creates a permissive environment in which critically short telomeres are inappropriately joined to generate chromosomal end-to-end fusions. These fused chromosomes result in cycles of chromosome fusion-bridge-breakage, which fuels greater than 97% of cancer initiation, especially in epithelial tissues, by facilitating changes in gene copy number. Telomere therapy is likely to greatly reduce the development cancer.

The treatment of human aging: Because the rejuvenation of aged tissues is observed in vitro the generic elongation of telomeres in living animals might likely have a rejuvenating affect on tissues and organs in vivo, potentially resulting in significant rejuvenation of living humans including possibly substantial lifespan extension.

The treatment of trauma disorders: Many trauma disorders like stroke and traumatic inflammation have an association with aging and might be offset by telomere therapy or treated with synergistic enzymes like catalase, superoxide dismutase, and glutathione.

Ex vivo organs: The new science of organ engineering requires a method for repairing exhausted telomeres. Telomolecular approaches may make the ex vivo production of organs and tissues more practical and affordable. This technique might also yield improved methods for growing artificial corneas, valves, and arteries.

Stem cell therapy enhancement: Stem cell therapy runs out of steam as telomeres degrade. An effective combination therapy that keeps telomeres extended is likely to improve stem cell therapy applications.

Veterinary applications: Many valued breeding animals and livestock can live longer healthier lives through telomere therapy. Unlike administration in human beings the use of drugs in animals does not require years of FDA study and approval and makes for early market opportunities.

Immunomodulation: Restoring degraded telomeres in immune cells has been demonstrated to help AIDS patients better fight disease and improve the capabilities of aged immune systems when transfused into the body. A non-invasive therapy based on PLGA might represent a preferable regiment.

Muscle Regeneration: The Company has acquired licensing rights to a technology developed by Stanford University shown to regenerate musculature, heart tissue, and neuronal tissue called generically “Notch 1”. A hallmark of aging is diminished regenerative potential of human musculature. The mechanism of this decline is now known. Analysis of injured muscle revealed that, with age, resident precursor cells (satellite cells) had a markedly impaired propensity to proliferate and to produce myoblasts necessary for muscle regeneration. Sufficient up-regulation of a special receptor ligand results in muscle, neuronal, and heart tissue regeneration in old musculature.

DNA, RNA, and siRNA production: The next wave of pharmaceutical products will be made from human DNA, RNA, and siRNA. Nanotechnologies like Telomolecular’s make it possible to deliver large molecules like DNA and RNA across human cell membranes. The production of DNA, RNA and siRNA is a rapidly growing $40 billion industry however, current methods for producing DNA do not scale up well and are expensive. Telomolecular is working on technologies for producing DNA, RNA, and siRNA in transgenic plants, bacteria, and animals that is likely to reduce the cost of goods very significantly and permanently change the way pharmaceutical grade DNA is produced.

Repair of damaged mitochondrial DNA: The company has acquired licensing rights to a technology developed by Stanford University shown to be useful in the repair of damaged mitochondrial DNA called generically “Mitofusin 1”. In the future it may become important to correct dysfunctional and aberrant mitochondrial DNA.

Corrective therapy for cancer: In addition to potential preventative therapies that may offset or prevent cancer by repairing telomeres, Telomolecular is focused on the discovery of inducible genes and enzymes that may reactivate p53 DNA damage checkpoint control activator, pRB tumor suppressor, and other tumor suppressors. Special agreements have been reached with partners in this area. Inactivation of the p53 tumor suppressor protein, by mutation or by viruses, has been identified in over one-half of all human tumors. The inactivated protein usually has reduced DNA-binding capacity, which renders it ineffective in regulating cell division and cell growth. Delivery of the p53 gene to tumor cells has led to the elimination of the tumor in both animal models and some early clinical studies. The retinoblastoma protein (pRb)/cyclin/cyclin-dependent kinase (Cdk)/p16 tumor-suppressor pathway participates in the regulation of cellular proliferation and undergoes mutational or epigenetic inactivation in essentially 100% of selected human malignancies. Since this pathway is frequently altered by inactivation of either the RB gene or the upstream Cdk4/6-inhibitor gene, Cdkn2a/p16ink4a, it is commonly referred to as the RB/p16 tumor-suppressor pathway. Reactivating this pathway delimits human cancers.

Initial targets include:

  Targeted therapy for macular degeneration
  In vitro cell culture enhancement, reagent kits, and in vitro cloning enhancement
  Skin cream skin therapy
  Targeted therapy for arteriosclerosis
  Rehabilitation of damaged immune system
  Curative therapy for Progeria and Werner’s Syndrome
  DNA, RNA, and siRNA production

Future targets include:

  The use of ancillary proteins in treating traumatic damage to the organs and the brain
  Improvements in the growth of ex vivo organs and skin grafts
  Targeted therapy for cardiovascular disease
  Veterinary products
  Progenitor cell therapy for musculature
  Repair of damaged mitochondrial DNA
  Reactivation of pRB tumor suppressors
  Reactivation of p53 DNA damage checkpoint control
  Improvements in therapeutic protein delivery
  Novel protein production in transgenic plants, animals and bacteria
  Treatment of viruses and mycosis involved in cancer
  Notch 1 therapy
  General anti-aging pharmaceuticals for improved health and longer lifespan

As it relates to pharmaceutical drug development, if murine experiments prove successful we expect to file a New Drug Application with the FDA by the last quarter of 2009. Under FDA requirements, a sponsor must first submit data showing that the drug is reasonably safe for use in initial, small-scale clinical studies. This requires: (1) compiling existing non-clinical data from past in vitro laboratory or animal studies on the compound; (2) compiling data from previous clinical testing or marketing of the drug in the United States or another country whose population is relevant to the U.S. population; or (3) undertaking new preclinical studies designed to provide the evidence necessary to support the safety of administering the compound to humans.

During preclinical drug development, a sponsor must evaluate the drug's toxic and pharmacologic effects through in vitro and in vivo laboratory animal testing. Genotoxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body. At the preclinical stage, the FDA will generally ask, at a minimum, that sponsors: (1) develop a pharmacological profile of the drug; (2) determine the acute toxicity of the drug in at least two species of animals, and (3) conduct short-

term toxicity studies ranging from 2 weeks to 3 months, depending on the proposed duration of use of the substance in the proposed clinical studies.

Simultaneous to FDA trials we intend to begin studies and trials in Eastern Europe through IMGB (a Europe based Contract Research Organization). Eastern European markets can be accessed much faster and the data collected from actual distribution of the product can accelerate approval time in the U.S. Entry into these foreign markets is likely to greatly accelerate FDA approval in the United States.

In or around 2010, following a successful preclinical development program Telomolecular hopes to file an investigational new drug (IND) application and begin clinical trials in the following year on a drug for treating macular degeneration

By 2012, Telomolecular Corp. hopes to achieve approval for the sale of one or more pharmaceutical drugs useful in the treatment of an age-associated disease.

*** If the efficacy of our general pharmaceutical products is very high, the market for cosmeceuticals could be considerably lessened.

The commercial use of pharmaceutical products for veterinary use could become feasible as early as the first quarter of 2008, while the commercial production of DNA, RNA, and siRNA in transgenic systems could become practical as early as the last quarter of 2007. The sublicensing of the Corporation’s proprietary Nanofect transfection reagent, based on modified PLGA technologies could be available for sale as soon as the third quarter of 2007.

Anti-Cancer Therapies
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Recent studies show that more than 90% of all cancer is caused by critical telomere shortening, for example, in 97% of premalignant endothelial lesions critical telomere shortening is observed (Meeker, John Hopkins University 2005). These "destabilized" cells have a tendency to transform as a result of end-to-end chromosomal fusions or as a result of a generally high metastatic potential. After the accumulation of critical errors the cell may immortalize. Immortal cells express high levels of telomerase, as well as exotic growth factors that stimulate cell proliferation and permit cancer cells to grow without limitation. In the instance of inactivated p53 DNA damage checkpoint control and inactivated pRB tumor suppressor pathway, immortalization in normal somatic cells is dangerous. Paradoxically, p53 and pRB pathways do not tend to inactivate when chromosomal telomeres are healthy. In the laboratory, the maintenance of telomeres in normal somatic cells does not lead to the development of cancer because it prohibits “cell crisis”, a fundamental process required in the development of most cancer. In hundreds of parallel experiments, when cell lines are pushed beyond their traditional replicative capacities the development of cancer has not been observed.

Telomolecular's therapeutic strategy does not immortalize cells through gene modification, which could cause undesirable side effects, but instead administers a therapeutic dose of the active TERT enzyme or synthetic DNA nanocircles. In this way cells avoid cell crisis in a safe way.

This strategy may greatly inhibit the formation of cancer and has putative potential as a preventative medicine. "It appears that the telomere shortening frequently observed in large advanced tumors has already occurred before it can be detected by standard diagnostic tools, when cellular changes characteristic of early precancer can only be seen through a microscope by a pathologist," says Angelo M. De Marzo, M.D., Ph.D., senior author of the study and associate professor of urology, pathology and oncology at Johns Hopkins. "Therefore, intervention strategies aimed at preventing, or even reversing, telomere shortening may be effective in lowering cancer incidence. And assessing telomere length may provide a new direction for cancer prevention studies, and lead to improved early diagnosis of precancerous lesions."

In addition to potential preventative therapies that may offset or prevent cancer, Telomolecular is focused on the discovery of inducible genes and enzymes (and the acquisition of licenses) that may activate p53 DNA damage checkpoint control, pRB tumor suppressor, and other tumor suppressors. Inactivation of the p53 tumor suppressor protein, by mutation or by viruses, has been identified in over one-half of all human tumors. The inactivated protein usually has reduced DNA-binding capacity, which renders it ineffective in regulating cell division and cell growth. Delivery of the p53 gene to tumor cells has led to the elimination of tumors in both animal models and some early clinical studies. The retinoblastoma protein (pRb)/cyclin/cyclin-dependent kinase (Cdk)/p16 tumor-suppressor pathway participates in the regulation of cellular proliferation and undergoes mutational or epigenetic inactivation in essentially 100% of selected human malignancies. Since this pathway is frequently altered by inactivation of either the RB gene or the upstream Cdk4/6-inhibitor gene, Cdkn2a/p16ink4a, it is commonly referred to as the RB/p16 tumor-suppressor pathway. Reactivating this pathway appears to be a promising approach in delimiting human cancers.

Sources and availability of raw materials and the names of principal suppliers
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Most of the company’s raw materials will come from contracted protein and DNA synthesis firms. A large quantity of oTert has been paid for and secured from a contracted laboratory while DNA nanocircles are expected to be produced first through a paid research organization and eventually by the Corporation. We expect to produce nanoparticles and nanoparticle products internally and through the University of Nebraska Medical Center as the university hospital’s guidelines permit.

Pricing
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Based on our current manufacturing capabilities it will take time to produce a sufficient quantity of cosmeceutical products to satisfy consumer demand. With a highly limited number of suppliers it may be possible to command high profit margins. The first year of production could be very restricted from a supply perspective; however, the per-treatment costs are likely to be expensive. Initial pricing may exceed $10,000 per treatment and represent a profit margin of 80%. As manufacturing capabilities improve and subsequent production costs decline, it will be possible to boost output. We hope to halve production and resale costs each year in order to reach a steady price by 2010, where per unit profits will decline, while relative margins, gross revenues, and overall supply capability will improve. We hope to produce 10,000 units (treatments) in the first year of production Year 3, and augment production to 40,000 units by the next year. By Year 2011, with the addition of new product lines, we hope to increase supply to 400,000 units per year.

We expect ex vivo applications to be ready for market production by 2011. Due to a general supply shortage, and due to expected cost differences between the cosmeceutical and ex vivo products, we foresee parallel profit and sales growth in both markets until 2015 when the ex vivo market might begin to take market share from cosmeceuticals. We expect a first year per treatment ex vivo cost of $1,000 (on a skin graft for example). Nearly 10,000 units are projected for production. In 2013 we hope to reduce production costs and bolster production ability by adding manufacturing facilities and achieving process refinement. Subsequently we hope to reach international sales revenues of ex vivo products of $200 million in 2016 by selling over 520,000 units.

We look forward to the release of a first line of pharmaceuticals by 2017. As a result of innovations in the manufacturing process due to the corporations experience with ex vivo and cosmeceutical production, while administration costs are hard to predict, the production cost of pharmaceutical drugs should near $2,500 to $5,000 per unit. The cost of treatments may approach $7,500 to $12,000 per administration resulting in international gross sales of many billions each year. Other costs and revenue streams, such as those derived from the recent acquisitions of Notch 1 and Mitofusin 1 have not yet been projected.

Veterinary applications in valued livestock and breeding animals might be relatively expensive at $10,000 per administration but could enter commercialization more rapidly after less extensive safety studies. The production of DNA, RNA, and siRNA in transgenic systems might lead to cost reductions of 80% to 200% over existing lab synthesis techniques and could result in commercial contracts of an average value of $100,000.

Distribution methods of the products or services
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Cosmeceutical and pharmaceuticals applications will be initially sold and administered by physicians and health experts at established clinics, by physicians at managed facilities, possibly by health spas (for cosmetic applications), and in institutes and centers established to specialize in Telomolecular therapeutics. We believe that these products require administration by trained experts and that it is possible to distribute products effectively through these outlets. Qualified physicians and medical institutions will administer pharmaceuticals.

Anti-aging practitioners and clinics will form a channel of distribution for Telomolecular products.  The American Anti-Aging Association has over 10,000 member MD’s specializing in anti-aging medicine, and the field is one of the fastest growing segments of medical practice.

In respect to the distribution of cosmetic products, a year 2000 study performed by PricewaterhouseCoopers shows the health spa industry has grown. According to this study, there are about 5,700 health spas in the United States--day spas account for more than three-quarters of all spa locations. Resort/hotel spas are the second-largest group, followed by club spas, medical spas, mineral spring spas, destination spas and cruise ship spas.

There are more than 700,000 physicians in the U.S., of which approximately 300,000 are considered “general practitioners” or “family practitioners” with a combined 100,000 doctor’s offices.

DNA, RNA and siRNA production will be sold by sales agents to existing commercial laboratories and research centers through traditional phone marketing techniques.

Status of publicly announced new product or service
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The Corporation is still in a research and development stage and has not announced any products or services.

Competitive business conditions, methods of competition, and position in the industry
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The general market in which Telomolecular operates is highly competitive. However, the niche in which the company competes is limited to only several entities.

Telomolecular is one of two groups, known to our management, to control patented properties that have been shown to elongate human chromosomal telomeres. Geron Corporation is a more established company that works on small molecule stimulators of telomerase reverse transcriptase. This approach has shown great promise but has a presently limited ability in most cell types and has not proven, and may never prove, to be safe, effective, and non-toxic. Our management believes that the direct delivery of enzymes or nanocircles might prove a more reliable and safe tactic, capable of targeting specific disease states. Geron has not to our management’s knowledge, to this date, demonstrated an ability to deliver large-molecules but does possess significant patents to an enzyme known as telomerase (and TERT) which has been shown to effectively elongate chromosomal telomeres. To management’s knownledge Geron has not succeeded in delivering the enzyme in vivo. Telomolecular controls both enzymes and synthetic nanotechnologies shown to elongate chromosomal telomeres, however, our synthetic nanotechnologies are presently cheaper and faster to produce than natural enzymes, appear to possess clear therapeutic superiority, and do not need to be enzymatically active, and are therefore easier to work with.

Since Geron Corp. has positioned itself as a “licensor” of many of its key technologies, ideally, Telomolecular would like to partner with Geron by co-licensing technologies, and enhancing product lines through cooperative establishment of mutual market value. Our long-term strategy is to partner rather than compete.

 Our peers, such as Geron Corp., MIT, and a number of other institutions and corporations, have made efforts in the emerging telomere therapy field. Some competitors have used viral delivery methods (gene therapy) and primitive versions of protein transduction technology to deliver Geron’s enzymes.  These efforts have been successful in vitro, but ineffective and impractical in living organisms.  Present viral delivery processes are ineffective and dangerous, with serious unintended side effects ranging from induced cancers to deadly immune responses.  The Telomolecular approach solves this delivery problem.

There are limited intellectual property opportunities in the elongation of telomeres and in the delivery of extra-large biological agents. PLGA biodegradable nanoparticles appear to be a safe, inexpensive, and effective option. It is the only FDA approved gene therapy in the U.S. While there are several patented varieties of PLGA, Telomolecular’s proprietary surface modified nanoparticle formulation is capable of extra-large molecule delivery, sustained release, and other significant pharmacological advances crucial to developing a workable pharmaceutical technology.

Our management believes we are years ahead of our closest competitor in the application of “nanoparticle” technologies, and that the company is in a position to control important patents and intellectual properties in the field. We believe that our products will maintain superiority based on the control of the best and most efficient delivery platforms. We believe that there are no more than four known delivery technologies that represent a sensible source of immediate competition. We feel our technology is better and will be easier and significantly more affordable to produce products with.

The Corporation’s scientists are leaders in the industry. We believe we can maintain and further our expertise and dominate the talent pool in this narrow field.

Being the first to market will confer certain cash and market penetration advantages. Our ability to create a wide and recognized distribution network is enhanced by early market entry, and furthermore, our products may enjoy a “consumer confidence” and trust conferred often to the first product in a medicinal marketplace.

Description of existing and potential competitors
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Geron Corp.
Geron is focused on developing and commercializing therapeutic and diagnostic products for cancer based on telomerase technology, and cell-based therapeutics using our human embryonic stem cell technology. They have also contributed sums to the development of anti-aging therapeutics. Geron Corp. makes for a logical competitor but because Geron has positioned itself as a licensor it is also viewed as a potential industry partner.

MP Biomedicals
MP Biomedicals produces a specialty reagent for DNA and gene transfection and protein delivery into living cells. Both systems are based on a novel lipid delivery reagent. The GeneChauffeur displays high transfection efficiencies in many types of mammalian cells, including those that have proven difficult to transfect. It is gentle on cells and does not require use of a serum-free environment. The NeuroShuttle reagent has been optimized for use with neuronal cells. Telomolecular management believes that this system is presently inefficient.

Sierra Sciences
Sierra Sciences, Inc. (SSI) is an early stage biotechnology company (Founded 1999) whose long-term goal is to develop drugs and therapies that will cure and prevent human diseases associated with aging. In the event that Sierra does succeed their technologies are likely to be synergistic with Telomolecular’s and joint venturing may be possible. The companies maintain a cooperative business relationship.

Traditional Gene Therapy
Traditional gene therapy operations pose a competitive possibility. One of these labs could begin the development of protein transduction based telomerase studies. Among the most probable competitors is:

Traditional Cosmeceuticals
Companies that produce traditional cosmetic products, particularly those companies with emphasis on anti-aging products and skin creams represent an indirect source of competition. It is unlikely that traditional cosmeceuticals represent a genuine competitive threat. Telomere therapy is likely to obsolete traditional cosmeceuticals in this genre. Many of these presently megalithic companies may cease to operate or may be considerably impacted by the introduction of Telomolecular Corp. products. Telomolecular intends to partner with one major cosmetic company to improve distribution and access to the market.

Plastic Surgery
Plastic surgery is a form of competition as an existing cosmetic procedure. Plastic surgery is a consumer-driven and medical surgery industry. However, it seems an obviously less preferable alternative to our products and does not represent a serious form of competition.

Partners
Telomolecular is working closely with its key strategic partner New Life Scientific to combine telomere therapy with New Life Scientifics’ advances in stem cell therapy. Together these synergistic approaches are likely to maximize the therapeutic regeneration of tissues and organs. Telomolecular has agreed to conduct all of its material clinical studies through New Life Scientifics’ strong U.S. and European Contract Research Organizations.

Telomolecular has also partnered with Helyxzion, a company that produces software and diagnostics for the reading and identification of genomic errors in human DNA. By combining our nanotechnologies with their new identification technologies we believe it may one day be possible to find and replace genetic errors and undesirable gene transformations, on an individual basis.

Telomolecular has also partnered with Diagen, a company that produces new diagnostics for oncology and pathology. By identifying and patenting new markers for disease and cancer, Telomolecular nanotechnologies may be able to deliver customized genes and proteins that treat a whole array of vary specific diseases and disorders.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration
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The Corporation maintains a variety of licensing agreements to patent and patent pending technologies developed by U.S. universities. As a market strategy the Corporation attempts to enter into licensing agreements with academic institutions that are considered “perpetual” and “exclusive” in order to achieve essentially patent ownership.

The Corporation has secured, through the University of Nebraska Medical Center, a field-of-use license to utilize a proprietary patented formulation of PLGA biodegradable nanoparticles in the lengthening of chromosomal telomeres.

Upon meeting milestones the licensing rights are permanent and include:

  “In vivo delivery of telomerase reverse transcriptase” and the delivery of any agent known to elongate or repair chromosomal telomeres

The University is entitled to a 4% to 5% royalty on goods derived from PLGA, 8% of the Corporation’s common stock, a variety of milestone agreements, in addition to patent fees and certain phased and conditional payments near $200,000. Approximately $40,000 has been paid to the University to cover the licensing agreement and an additional $500,000 has been paid towards a sponsored research program that results in “first option” rights for the company. The most significant milestones include raising $3 million in financing by March of 2007, payments upon the completion of R&D and the commencement of an IND, and NDA, and FDA approval.

The Corporation has secured through Leland Stanford University exclusive licensing right to patent pending “Synthetic DNA Nanocircles in the Elongation of Chromosomal Telomeres”.

Upon meeting milestones the licensing rights are permanent and include:

  The in vivo use of DNA Nanocircles including a cosmetic formulation

The University is entitled to a 4% royalty on goods derived from nanocircles, 9% of the Corporation’s common stock, a variety of milestone agreements, in addition to patent fees and certain phased and conditional payments near $1,000,000 aggregate. Approximately $80,000 has been paid to the University to cover the licensing agreement plus fees. The most significant milestones include raising $3 million in financing by November of 2007, payments upon the completion of R&D and the commencement of an IND, an NDA, and FDA approval.

The Corporation has secured through Leland Stanford University exclusive licensing rights to patent pending “Notch 1 in the regeneration of human musculature, heart tissue, and neuronal tissue”.

Upon meeting milestones the licensing rights are permanent and include:

  The use of “Notch 1 in the regeneration of human musculature, heart tissue, and neuronal tissue”.

The University is entitled to a royalty on goods described in the attached licensing agreement, a variety of milestone agreements, in addition to patent fees and certain phased and conditional payments near $1,000,000 aggregate. Approximately $75,000 has been paid to the University to cover the licensing agreement and patent related fees. Milestones include payments upon the completion of R&D and the commencement of an IND, and NDA, and FDA approval.

The Corporation has secured through Leland Stanford University exclusive licensing right to patent pending “Mitofusin 1 in the repair of damaged mitochondrial DNA”.

Upon meeting milestones the licensing rights are permanent and include:

  The use of “Mitofusin 1 in the repair of damaged mitochondrial DNA”.

The University is entitled to a royalty on goods described in the attached licensing agreement, a variety of milestone agreements, in addition to patent fees and certain phased and conditional payments near $1,000,000 aggregate. Approximately $85,000 has been paid to the University to cover the licensing agreement and patent related fees. Milestones include payments upon the completion of R&D and the commencement of an IND, and NDA, and FDA approval.

The Corporation has secured through the University of Nebraska Medical Center exclusive licensing right to patented administration of certain anti-cancer agents as a combination therapy. The University has pioneered a variety of cutting edge anti-cancer tools that are all available to Telomolecular in this context.

Upon meeting milestones the licensing rights are permanent and include:

  The use of “PLGA biodegradable nanoparticles in the delivery of anti-cancer agents in combination anti-aging therapy.”

The University is entitled to a royalty on goods described in the attached licensing agreement, a variety of milestone agreements, in addition to patent fees and certain phased and conditional payments near $1,000,000 aggregate. Approximately $85,000 has been paid to the University to cover the licensing agreement and patent related fees. Milestones include payments upon the completion of R&D and the commencement of an IND, and NDA, and FDA approval.

The Corporation has developed and is applying for a patent on its optimized synthetic variant of telomerase reverse transcriptase known as oTert (or sometimes called vTert).

Telomolecular intends to develop or secure other exclusive licenses, important patents, and other intellectual property rights in the field of anti-aging. This intellectual property covers certain novel gene delivery tools, certain anti-cancer technologies, and a variety of therapies for trauma disorders.

The Corporation has reached labor contracts with most of its key employees that prevent competition for a period of 5 years in the event of employment termination. One or more non-scientific employees have not signed but are scheduled and will be required to sign similar contracts.

Estimate of the amount spent during each of the last two fiscal years on research and development activities
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As of August 30th, 2006, the corporation has spent approximately $1,000,000 on research and development in Fiscal 2006. Under $20,000 was spent in FY 2005. The costs have been borne directly by the Corporation’s shareholders and its executive managers.

Major portions of these expenses include:

$65,000 Univ. Nebraska for licensing rights and related fees (patent fees)
$500,000 Univ. Nebraska for sponsored research
$5,000 for protein engineering and expression for oTert ($25,000 due)
$5,000 for protein engineering and expression for xFactorTert ($50,000 due)
$80,000 Stanford Univ. for Nanocircle licensing rights and related fees
$120,000 Scientific staff salaries and consulting
$85,000 for licensing rights to Notch 1
$105,000 for Licensing rights to Mitofusin 1
$20,000 UNEMED anti-cancer technologies

Number of total employees and number of full time employees
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The company presently supports 5 managers, 3 technical workers, and 5 scientists. Significant research is outsourced through contracts to other organizations or to our partner companies. The corporation’s managers run other public biotech companies and collectively maintain 50 of the top scientists in the field of anti-aging. We expect to add 5 scientists to the company in fiscal 2007. As of August 30th, of 2006 the company is spending approximately $100,000 per month to operate, and expects this figure to increase to approximately $120,000 in November of 2006.

Reports to security holders
-----------------------------------

Following are disclosures for registration statements filed under the Securities Act of 1933:

(1) The company is required to deliver an annual report to security holders, the company is not required but intends to include audited financial statements in that report.

(2) The company has not to date, but intends to file reports with the Securities and Exchange Commission under the 1933 Securities Act. In February of 2006 the company filed a Form D with the Commission under the Securities Act of 1934. This document may be found at SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

(3) The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). You are encouraged to give your Internet address, if available;

The Corporation is engaged in research and development, has not experienced revenues from operations in the past two fiscal years (or ever), and does not expect to experience profits in the foreseeable future.

Plan of operation
----------------------

The corporation raised approximately $2,500,000 between February 1st and October 31st of 2006 and requires approximately $2,000,000 in additional finance to complete its stated scientific objectives over the next 12 months. In addition to the required $2,000,000 an additional $4,000,000 in funding for new programs and acquisitions is proposed. Management intends to raise additional money through private placements of $2 million and through a registered public offering on the pink sheets or later, possibly in February of 2007, through a listing on the Over the Counter Bulletin Board, resulting in proceeds of up to $4,000,000. A $10,000,000 USD equity investment has been guaranteed in a signed term sheet by El Charis Mikman Firm, LLC, according to a milestone agreement that delivers funds, once Telomolecular becomes a publicly traded company on the OTCBB. These funds are meant to cover research and commercialization programs not discussed in this document.

The Corporation is conducting some of its science through contracted third parties and is obligated to pay $1.2 million over two years to the Univ. of Nebraska Medical Center. Although the university will develop, own, and control the technology for academic reasons, according to its general sponsored research rules, because Telomolecular has already procured the “general” and “broad” rights to the technology the discovery of more specific uses fall under its commercial contract and the company has a first option to acquire resulting innovations. We intend to continue to raise money to pay for these obligations through public and private placements. An unavailability of funds could result in an inability to pay for operations.

Over the next 12 months, the period of the plan, the issuer intends to continue to finance $700,000 in sponsored research through the University of Nebraska Medical Center to be carried out by their scientists at their existing facilities. This allotment covers, in particular, the formulation of a generally deliverable TERT or telomerase based pharmaceutical product and an initial safety and efficacy study in mice. Approximately $570,000 has already been paid towards the program and another $700,000 is owed over the next two years. Other requirements include paying general and administrative salaries and expenses attributable to this offering.

Secondary objectives include funds to cover “expanded operations” and the development of “targeted” applications that are efficacious in the treatment of specific diseases. Specifically, the company has launched a laboratory in Sacramento to study and produce DNA Nanocircles in high volumes. This is expected to require approximately $1,000,000 over the next fiscal year including the payment of salaries to scientists. The company also intends to purchase patents and perform research related to treating human cancer by reactivating apoptosis triggers and in the development of pharmaceuticals that may treat trauma injuries and cellular oxidation processes. This will require considerable financial resources, necessitate the purchase of equipment, and require hiring of more personnel. Expanded studies, drug applications, and commercialization will require even further finance. The required budget for the next 12 months is approximately $4 million USD and covers the corporation’s operational budget. Stock sold by the corporation to the public is meant to cover the items cited herein.

In addition to R&D, some commercialization efforts would be financed including the production scale-up for a cosmetic application, which will require approximately US $250,000 in capital investment per bioreactor production module (3 bioreactors).  Telomolecular plans to raise capital for cosmetic production by a combination of its board of directors, equity offerings, debt instruments and licensing production facilities capitalized by investment groups.  This capital will be raised based upon the immediate revenue generating capabilities of the production facilities.

Other expenditures are outlined in detail in the section entitled ”Use of Proceeds”.

Expected purchase or sale of plant and significant equipment
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The company expects to purchase up to $500,000 in specialized equipment for its laboratory in Sacramento, particularly for study and development of recombinant DNA and the production of nanoparticles. This will likely be financed through a special debt arrangement.

Expected significant changes in the number of employees
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We expect to hire 5 new scientists and several clerical and technical employees over the next 12 months.

Off-balance sheet arrangements
--------------------------------

The Company entered into a strategic partnership agreement with New Life Scientific on October 13th of 2005. It also entered into a work agreement with New Life Scientifics’ CEO Mr. Henry Val, to provide science support and corporate guidance as an executive of the company; New Life Scientific was paid approximately 5.2% of the company’s authorized securities for this commitment.

This arrangement provides Telomolecular with superior access to affordable clinical studies, expert science support, partnerships in Europe, and the addition of credible management to the project without incurring cash costs.

There are no revenues, expenses, liabilities or cash flows arising from this arrangement.

The are no known events, demands, commitments, trends or uncertainties that will result in or is reasonably likely to result in the termination or material reduction in the off-balance sheet reduction.

As of October 1st, 2006 the company owed the CEO and one of his solely owned companies approximately $140,000 in advertising expenses loaned to the company. As of October 1st, 2006 the company owed approximately $130,000 to cover deferred salaries by the CEO and a key Director, Mr. George Behling.

There are no obligations under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) ("FIN 45"), as may be modified or supplemented, and that is not excluded from the initial recognition and measurement provisions of FIN 45 pursuant to paragraphs 6 or 7 of that Interpretation;

  There are no retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

  There are no obligations, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, except that it is both indexed to the small business issuer's own stock and classified in stockholders' equity in the small business issuer's statement of financial position, and therefore excluded from the scope of FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (June 1998), pursuant to paragraph 11(a) of that Statement, as may be modified or supplemented; or

  There are no obligations, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the small business issuer, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the small business issuer.

Insurance
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The company maintains $5,000,000 in general liability insurance in addition to property insurance on its leased facility through Aegis Insurance Corporation.

Risk factors
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You should carefully consider the risks and uncertainties described below before you decide to buy our Shares.  While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only ones facing us.  If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer.  In these circumstances, the value of our Shares could decline, and you could lose all or part of the money you paid to buy our Shares.

The company has limited operational history

Telomolecular has a limited operational history. You will be subject to all of the risks that early stage operations experience. Accordingly, we have a limited operating history in the United States upon which to base an evaluation of our business prospects. All projections and foreword-looking statements are based on expert analysis and feasibility study.

Tentative nature of business

The company engages at times in tentative agreements, arrangements, and discussions that it intends in good faith to execute and may share with its shareholder’s in forward-looking ways. At times these agreements, arrangements, and discussions may be subject to uncertainty, unexpected events, and may not materialize. The company may “change its mind” on entering into agreements or arrangements that may have been previously considered or speculated as likely. Acceptance of our service is uncertain. Insufficient market acceptance of our service would have a material adverse effect on our business, financial condition, and results of operations.

Possible side effects

Our products could have side effects. While we believe that our products will be safe and without side effects based on best scientific evidence at our disposal, we will not know, and cannot certify, that our products are safe, until they have been tested in clinically reliable ways and have been certified by regulatory safety boards in one or more sovereign countries.

We may incur losses

As we augment operations it will be necessary to incur operating losses until we have increased market share to a significant level.  The size of those losses will depend, in part, on the rate of growth in our revenues and the frequency with which companies begin to exit the Fund.  We intend to spend significant funds on marketing initiatives to develop brand awareness in the appropriate audience segments.  Therefore, we expect our advertising expenses to increase significantly in future years.

We anticipate rapid growth

We plan on growing at a rapid pace, which will require, in part, the addition of new personnel.  Even if we are successful in finding and hiring the appropriate personnel, there will be a significant strain placed on our managerial, operation, reporting, and financial resources.  We have taken preliminary steps to put in place the necessary legal, accounting, human resource management, and other relationships and tools to enable us to deal with this growth more efficiently.  However, there is no assurance that we will be able to successfully manage this rapid growth.

Dependence on key personnel

The Company is dependent on key personnel.  The loss of services of key individuals could slow the Company’s ability to complete the rollout of its performances and could have a material adverse effect on the Company’s business, financial condition and results of operations.

FDA approval is required

Most products sold in the United States by the company require approval for sale and distribution by the Food and Drug Administration.  There is no guarantee that the company’s products will prove to be safe or effective, and there is no guarantee that the FDA will approve any application for sale and distribution. Without approval by the FDA, the company’s product lines would be significantly smaller and profits would be seriously negatively impacted.

Products may fail to work as envisioned

The Company is relying on research and development programs that it believes will yield working products. It is unknown, when if ever, such products might be developed, and it is unknown if those products will work or if they will be safe to administer in humans and animals.

Some of our competitors are larger and stronger

Many of our potential competitors have longer operating histories, greater name recognition, larger consumer bases and significantly greater financial, technical and marketing resources than we do.  Our competitors and other companies may form strategic relationships with each other to compete with us.  These relationships may take the form of strategic investments, joint-marketing agreements, licenses or other contractual arrangements, which arrangements may increase our competitors’ ability to address customer needs with their product and service offerings.  We believe that there is likely to be consolidation in our markets, which could lead to increased price competition and other forms of competition that could cause our business to suffer.

Management will have broad discretion in the use of funds

Our management will have significant flexibility in applying the net proceeds of any private or public stock offering.  You will be relying on the judgment of our management regarding the application of these proceeds.  Our management will have the ability to apply proceeds, as it deems appropriate without shareholder approval.

We have arbitrarily set the price of our Shares

We have arbitrarily set the price of our Shares with reference to the general status of the securities market and other relevant factors.  We valued Shares based on our need, projected revenues, and desired return on investment to our shareholders. We cannot assure you that the shares could be resold by you at the offering price or at any other price.

We are dependent on key licensing rights

If the company is unable to meet certain business milestones it could lose its rights to important licenses. These milestones are outlined in greater detail under the description of our licensing arrangements.

There are currently no products available for public sale. The company intends to spend years in research and development stage and it could be some time before the company enjoys revenues connected to the sale of products.

Financing Uncertainties. To achieve and maintain competitiveness

We may be required to raise substantial funds.  Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. We anticipate that we may need to raise additional capital to develop and commercialize new products. In particular, we predict that we will require an additional $2,000,000 dollars over the next 12 months and at least $8,000,000 in FY 2007 in order to meet scientific goals. Such additional capital may be raised through public or private financing as well as borrowings and other sources. There can be no assurance that additional funding will be available under favorable terms, if at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain products and services that we would not otherwise relinquish.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
-------------------------------------------------------------------------------------------------

Results of Operations
----------------------

We have not received revenue from operations to date.  We believe that the main sources of our revenue will be those derived from commercial pharmaceutical and cosmeceutical products commencing no sooner than the first quarter of 2008, or possibly the sublicensing of our gene delivery tools to commercial laboratories and pharmaceutical companies no earlier than the second quarter of 2007.

Liquidity and Capital Resources
--------------------------------

As of October 1st, 2006, the Company had a cash surplus of $647,000 compared to $0 at December 31, 2005. Over the unaudited period of January 1st, 2006 to October 1st, 2006 the company did not experience commercial revenues. In the previous fiscal audited period, as of December 31, 2005, the Company did not experience revenues. The Company expects to operate exclusively in a research and development capacity over the next several years, it expects to raise capital through private placements and public offerings to pay for operations, and does not expect to experience material revenues over the foreseeable future. In the event additional funds are required to allow us to operate, it is anticipated that these funds will be loaned to us by management, as it is doubtful that we will be able to obtain loans from any established financial institution. In order to continue to perform research and development over the next two years, the Company expects to incur costs in excess of $10 million dollars.

Our assets are liquid and consist of cash and cash equivalents. Both our total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to research and development schedules. Our total net assets at October 1st, 2006 were $677,000 compared to $0 at December 31, 2005.

To date we have financed our operations through the private placement of equity securities. On June 30th 2006 we completed a private placement of 200,000 shares of our Common Stock for a total consideration of $1,000,000 according to Regulation D Rule 504 of the 1933 U.S. Securities and Exchange Act. On August 30th we completed a second private placement of 100,000 shares of our Common Stock for a total consideration of $1,000,000 according to Regulation D Rule 504 of the 1933 U.S. Securities and Exchange Act .We have not employed any significant leverage or debt.

We believe that our capital structure is inadequate for our current operations. We continually review our overall capital and funding needs to ensure that our capital base can support the estimated needs of the business. These reviews take into account current business needs as well as the Company's future capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, we believe that we will continue to increase our net capital by the proceeds of private sales of our securities. For more information on the cash flows of the Company, please see the statement of cash flows included in the Company's financial statements appearing elsewhere herein.

Critical Accounting Policies & Estimates
-------------------------------------------------

We have identified critical accounting policies that, as a result of judgments, uncertainties, uniqueness and complexities of the underlying accounting standards and operation involved, could result in material changes to our financial position or results of operations under different conditions or using different assumptions. The most critical accounting policies and estimates are:

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
-----------------------------------------

Our financial instruments consist of amounts due to a related party. The fair value of financial instruments approximates their recorded values.

Details regarding our use of these policies and the related estimates are described in the accompanying consolidated financial statements. During the year ended December 31, 2005, and through July 30th, 2006, there were no material changes to our critical accounting policies that impacted our consolidated financial condition or results of operations.

Our significant accounting policies are summarized in Note 2 to our financial statements.

Item 3.  Description of Property.
---------------------------------------

The Company's Facilities
-------------------------

At this time, the Company occupies an approximately 4,500 square foot leased laboratory at 10993 Trade Center Drive, Suite 102, Rancho Cordova, California 95670. The lease is at a rate of $7,558 per month plus utilities and expires August 1st of 2009. The company maintains other facilities through its management that are available on an as needed basis.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
-------------------------------------------------------------------------------------------

The following table sets forth the record ownership of our Common Stock (the Company's only class of stock entitled to vote on general corporate matters) as to each person or entity who owns more than five percent (2%) of the outstanding shares:

As Allocated:

NAME & ADDRESS                           SHARES OWNED    ISSUED SHARES
--------------                                       ------------                  -------------

New Life Scientific                               4.2%                            21,000,000
Mr. Matthew A. Sarad                         60.1%                          300,500,000
UneMed                                               9%                               45,000,000
Stanford                                               8%                               40,000,000
Other Executives                                  3%                               20,000,000
Treasury                                               8%                               40,000,000
Other Shareholders                               7.7%                            38,500,000

The following table sets forth the record ownership of our Common Stock (the Company's only class of stock entitled to vote on general corporate matters) as to (i) each director, (ii) each officer and (iii) all directors and officers as a group.

NAME & TITLE                                  SHARES OWNED           PERCENT OF CLASS
------------                                           ------------                          ----------------

Matthew A. Sarad,                                 300,5000,000 shares*            (60.1%)
Chairman, CEO

Henry Val (through NWLS)                   21,000,000 shares                    (4.2%)
Director, President of Stem Cell Technologies

Sheree Friedman
CFO                                                      2,500,000 shares                      (.5% upon maturity)

Jeremy Jobe,
VP Sales                                                3,750,000 shares                        (.75%)

Brian Allred
VP Finance                                             3,750,000 shares                      (.75%)

Gary Zhai
CSO                                                      3,750,000 shares                        (.75%)

Kenneth Brown
President Government Affairs 2,750,000 shares                         (.55%)

George Behling
Director                                                 2,220,000 shares                      (.4%)

Jon Stocking
Director                                                 7,400,000 shares                      (1.4%)

All Officers and Directors
As a Group (8 in number)    (69.4%)

*** Dr. Gary Zhai has entered into a conditional stock transfer agreement that provides (4%) of the Corporation’s stock as they mature on a yearly basis over four consecutive years.

*** Brian Allred, Kenneth Brown, Jeremy Jobe, have entered into conditional stock transfer agreements that provide (2% each) of the Corporation’s stock as they mature on a yearly basis over four consecutive years.

Item 5:   Directors, Officers, Promoters and Control Persons
------------------------------------------------------------------------

Set forth below is information regarding our directors and executive officers. There are no promoters. All directors and executive officers are elected annually and serve under the By-laws of the Company until the next election of Directors and until their successors are duly elected and qualify. The current Directors and Officers as of September 30, 2004 are as follows:

NAME                   AGE       POSITION                          TERM
----                         ---            --------                                 ----

Matthew Sarad       33           Chairman, CEO                     2006
George Behling      57             Director                                 2006
Henry Val               55          Director                                 2006
Brian Allred            36            Director                                 2006
Jeremy Jobe              29        Director, Secretary                 2006
Kenneth Brown         38         Director                                 2006
Jon Stocking             40         Director                                 2006

To our knowledge, no director, person nominated to become a director, executive officer, promoter or control person of the Company has been involved in certain legal proceedings including:

(1)  Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to the date hereof;

(2)  Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and minor offenses);

(3)  Being subject to any order, judgment, or decree, not  subsequently reversed, suspended or vacated, of any court of  competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

All directors hold office until the next annual meeting of the shareholders and the election and qualification of their successors.  Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

Key Personnel
-----------------

Listed are biographies of the Corporation’s personnel. Full resumes are attached with this prospectus in the Exhibits section.

Matthew A. Sarad
Chief Executive Officer

Mr. Sarad serves also the Chief Executive Officer of 504 Bank, an investment company based in Sacramento, California. Mr. Sarad has financed several successful companies in the field of biotechnology and information technology sciences. His investment company maintains a close nexus with important financial institutions, venture capital firms, and high net worth private investors. He is experienced in the development of important startup enterprises and has been a principal or executive in a variety of booming technology companies. From 1994 to 2000 he worked as a consultant to Fortune 500 companies and State agencies at KPMG.

Henry Val
Director, President of Stem Cell Technologies

Mr. Val serves also as Chief Executive Officer of New Life Scientific. New Life Scientific is a public biotech firm that focuses on commercializing emerging biotechnologies. The Corporation seeks to joint venture with organizations whose research has the potential to greatly advance medical science, as well as benefit mankind. Their group focuses largely on reversive medicine—the renovation of an aging organism using stem cells. New Life has facilities and a dedicated CRO for conducting paid studies and FDA trials. The Company finds and develops new commercially viable treatments and maintains a prestigious collection of international scientists.

Sheree A. Friedman
Chief Financial Officer

Ms. Friedman was formerly a principal partner at Lucrative Capital, a North Carolina based venture capital firm. Ms Friedman specializes in capitalizing private placements and has experience across a variety of sectors and industries including biotechnology. She maintains alliances with important financial institutions worldwide and has been responsible for securing financing for dozens of sophisticated private ventures representing hundreds of millions of dollars in capitalization.

As a managing partner of Lucrative Capital, Ms. Friedman networks in particularly high-net-worth investment circles. She has been integral in first round raises for groundbreaking technology startups, biotech companies and entertainment projects.

Kenneth Brown
President, Government Affairs

Kenneth Brown has over 10 years of experience in the procurement of large federal contracts. He also bares substantial experience in the fields of IT consulting, analysis, and business development.  He is often quoted in leading journals and books on a wide variety of technology issues.  His work has been published in over 100 publications in the U.S., Europe and Asia on legal and regulatory policy IT topics such as Microsoft and antitrust, GE/Honeywell Merger, IBM/Linux Open Source, and ATT acquisitions. IT firms for business development, finance, new markets, and government relations have leveraged his experience.

Dr. Kim Sanders, Ph.D.
President of Planning

Kim Sanders has 25 years of experience in business planning, product management, vendor/partnership management, business development with major financial services and marketing organizations. Ms. Sanders headed the Product Management and Marketing Divisions at Bank One Insurance Group. Under her supervision the department contributed $450 million to the company’s bottom line. She held other executive positions in PNC Bank, Devon Direct Advertising, MNBA, Clement Communications, Beneficial Corporation, and Colonial Penn Group.

J. Brian Allred
Vice President of Finance

Mr. Allred is the Vice President of Finance. He has extensive experience representing projects to Investment banks, Venture Capital and investors. Currently as President of Finance for 504 Bank, he is engaged in the corporate development and capital procurement stages of many promising young companies. He consults on an array of projects that require structural work or diversification in order to receive proper attention from viable investors, VC or institutional players. Mr. Allred has served in executive capacities for a variety of important financial institutions.

Dr. Gary Zhai, Ph.D.
Chief Science Officer

Dr. Zhai was recently a senior staff scientist and medical school instructor at the Cancer Biology Laboratory of Cellular & Molecular Neuro-Oncology at Massachusetts General Hospital for Harvard Medical School. Before holding this post he worked for the U.S. Department of Defense as a senior staff consultant on a State Sponsored research program for Nanobiosystem, Inc.He maintains deep research experience in molecular CNS neuroscience, gene therapy, recombinant protein and DNA engineering and delivery, molecular cell biology with a broad knowledge base of Cancer Biology. He has also worked extensively in Cancer Genetics and Biology, especially apoptosis, cell death and survival pathways. Dr. Zhai is an expert in protein biochemistry, protein isolation, purification and characterizations. RNAi, particularly with regard to expression of RNAi reagents in cultured CNS tumor cells using viral vectors; Experience in the biochemical assays and functions of Rb and WT1 tumor suppressor genes, GPCR, IGFR, EGFR, AKT kinase, PI 3-kinase and mTOR kinase, and other related subject matter relevant to the project.

Dr. Xin Lin, Ph.D.
Lead Senior Scientist, Nanocircle Program

Previously Dr. Lin served as a lead senior scientist at M. D. Anderson Cancer Center in Houston, TX. Before serving at M.D. Anderson Cancer Center Dr. Lin worked as a research scientist at the University of California, San Francisco, and previous to that she served as a research scientist at Houston University. Her research and development experience emphasizes the study of cancer and cancer biomarkers. Dr. Lin maintains proficiency in array CGH studies on renal cancer using Illumina whole genome bead array technology, biomarkers for cancer, Taqman real-time PCR., genetic risk markers for lung cancer and bladder cancer using SNPlex, Taqman and Illumina genotyping techniques, comet assay and FISH, and many other scientifically relevant areas of study. She has significant experience measuring telomere length with various protocols. Dr. Lin has also worked extensively on host-virus interaction and genetic susceptibility to HIV. She is well published in respected scientific journals and has been awarded research grants for past work.

Dr. Li Wang, Ph.D.
Scientist, Nanoparticle Delivery Program

Dr. Wang was previously a senior staff scientist and research investigator at Northwestern University, Evanston, IL. She developed cutting edge gene delivery vehicles such as one based on cationic phospholipids. While at Northwestern she invented two new techniques, which transfect DNA into endothelial cells or vascular smooth muscle cells 30-fold more efficiently. Both technologies have been filed for U.S. patent by Northwestern University Dr. Wang worked closely with Northwestern University’s technology transfer office to complete patent applications. Among her investigative research she studied microtubule-active agents during transfection, investigated the cellular and molecular barriers for cationic phospholipid-based gene transfection, analyzed the structure-function relationship of cationic phospholipid vectors and supervised research associates in the completion of study programs. Over her career she advised leading biotech companies on new technology commercialization, published many papers in top ranking journals and presented in several major conferences in the field.

Dr. Peter Lohstra

Dr. Lohstra previously served as a post doctoral researcher at UC Davis Cancer Center. His role at UC davis was to conduct original research to develop and preliminarily characterize two novel nanotherapeutics, based on albumin nanoparticle and stealth liposome platforms, specifically targeted to lymphoid malignancies a high-affinity and high-specificity peptidomimetic ligand. His research included the development and optimization of decoration methods, the physicochemical characterization of experimental compounds, in vitro assessments of cell-surface drug binding and cytotoxicity to lymphoid malignancies, and, in vivo pharmacokinetics, tissue distribution, and anti-tumor efficacy in the murine xenograft model.

Dr. Neil Farbstein, Ph.D.
Scientist, DNA, RNA and siRNA Program

Dr. Farbstein has a strong background in the development of cutting edge technologies. As president of a nano/biotechnology corporation he was published in important scientific journals and magazines such as Nano Investor's News. He has worked with self assembling three dimensional integrated circuitry containing nanotransistors as well as novel technology to manufacture 5 nanometer CMOS type transistors that can be stacked in three dimensions. He is an experienced consultant in the field of siRNA manufacture & DNA manufacture, mining bioorganisms, gene therapy vectors, carbon nanotubes and advanced materials production, terrapascal bulk materials, and ceramic supermaterials. He has also been involved in developing gene carriers containing DNA to treat cancer and specially targeted delivery systems that release their payloads at designated locations in the body in addition to other important projects in the field of nanotechnology and molecular biology.

Other Scientists

The Corporation, through its managers who run other biotechnology corporations, controls collectively 50 of the top scientists in the field of anti-aging and tissue regeneration. The notable Dr. Eric Kool, full-time investigator at Stanford University and inventor of DNA nanocircles, provides consultancy. Dr. Vinod Labhasetwar, a chief investigator at the University of Nebraska Medical Center is heading our sponsored research program through the University, has petitioned the University to join the company’s Science Board, and provides consulting advice to the company. Other preeminent scientists and physicians serve on our scientific advisory board or work for the company. The corporation has also reached consulting and work agreements with a variety of known CRO’s and U.S. universities and is engaged in active scientific research and development.

Legal Counsel

Underhill Associates

Mr. Rob Underhill has served as an attorney for 23 years. He cofounded the multi-billion dollar Internet Company MP3.com. He is an expert in technology, copyright, security, international issues, and high-level business planning. Prentice Hall, Que, and other major publishers in English, French, Spanish and Polish have published his written books on technology internationally.

  Served as a (pro-tem) Judge of San Diego Superior court for 15 years.

  Professor of Law, Thomas Jefferson School of Law, San Diego, California.

  Member of State Bar of California since 1980.

  Foreign division headed by Attorney Prathish Prabhakaran, LLB, LLM.

  He serves as legal counsel or provides services to known corporations and celebrities.

Accountant

Brooksite Financial

Brooksite Financial is a financial management and consulting firm based in New York, New York. Brooksite helps companies structure for growth by delineating business objectives, planning sales & marketing strategies, operations and financial requirements. They advise on management or operations, ranging from organization design and development to the implementation of financial controls.

Auditor

Stark Winter Schenkein & Co., LLP

Stark Winter Schenkein & Co., LLP is a Denver Colorado based Certified Public Accounting and Audit firm.

Item 6. Executive Compensation - Remuneration of Directors and Officers.
-----------------------------------------------------------------------------------------

The following table sets forth the current compensation of (i) the Company's Chief Executive Officer, (ii) the Company's executive officers other than the CEO and (iii) persons, if any, who would be included except that they were not serving as of October 1, 2006:

SUMMARY COMPENSATION TABLE
--------------------------------------------------

NAME AND TITLE            YEAR       SALARY
--------------                           ----             ------

Matthew Sarad, CEO            2006           $200,000
Jeremy Jobe, VP Sales           2006            $150,000 (includes bonuses and commissions)
Brian Allred, VP Finance     2006            $120,000 (includes bonuses and commissions)
Sheree Friedman, CFO         2006             $70,000
Kenneth D. Brown  ,              2006            $72,000
Pres. Gov. Affairs
Henry Val                              2006            (Stock based only)
Pres. Stem Cell
Dr. Gary Zhai, CSO               2006            $105,000

*** Mr. Sarad has elected to defer his salary to date and is owed deferred salary since January of 2006. The company will repay him on demand.

All the above executives were employed on a full-time basis and there are conflicts in the performance of their duties. Mr. Sarad allocates approximately 25% of his time and receives payment in respect to an investment bank that he operates. The Company's policies do not require that this compensation be disclosed to the Board of Directors and, where material, disclosed in the Company's communications with the public.

Members of our scientific board to be paid include:
---------------------------------------------------

Dr. Eric Kool
Dr. Gary Zhai
Dr. Vinod Labhasetwar (pending University approval)
Dr. Jeffrey Rice

Receipt of Compensation Regardless of Profitability
----------------------------------------------------

The officers, directors and employees of the Company are entitled to receive significant compensation, payments and reimbursements regardless of whether the Company operates at a profit or a loss.  Any compensation received by the officers, directors, and management personnel of the Company, will be determined, from time-to-time, by the Board of Directors of the Company. Officers, directors and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Remuneration of Directors
--------------------------

No compensation has been paid to any of the directors of the Company for their services as directors. We expect to pay our directors a fee for their services beginning the first quarter of FY 2007. An agreement with a director Mr. Goerge Behling has been signed that will pay him $36,000 to perform 6 months of consulting service to the company, and which may be extended indefinitately.

Item 7. Certain Relationships and Related Transactions
-------------------------------------------------------------------

Transactions with Promoters
-----------------------------

There were no transactions with promoters.

Related Party Transactions
---------------------------

Mr. Sarad receives compensation as CEO of "504 Bank" an international investment company. In the early stages of incorporating and financing Telomolecular 504 Bank loaned money to the business, including the payment of salaries, and helped sell stock to its investors, primarily between the period of February 1st and March 15th of 2006, while Telomolecular was waiting on a State of Delaware Incorporation documents, California Approved Foreign Entity Documents, and a California Bank Account. As of August 1st, 2006 504 Bank paid approximately $140,000 in Telomolecular’s offering expenses, primarily advertising for its DPO, which will need to be repaid subject to the presentation of receipts. 504 Bank accepted approximately $50,000 in payment from investors in the months of February 1st to March 15th 2006 that it dispensed to Telomolecular. As of August 30th 2006 504 Bank does not expect to continue to loan money or handle transactions for Telomolecular in an ongoing capacity.

Henry Val, and his corporation New Life Scientific, received 5.6% of the company’s outstanding common stock to provide services and support for the company through his corporation New Life Scientific. The parties entered into a strategic partnership agreement and a promissory agreement to dispense stock for services.

Item 8. Description of Securities
---------------------------------

Number of Shares Being Offered
---------------------------------

This prospectus covers the resale by the selling stockholders named in this prospectus of:

- up to 6,379,981 shares of common stock including common stock issuable to the selling stockholders pursuant to subscription agreements; and

- up to 10,000,000 shares of common stock sold from the Corporation’s treasury directly to the public;

- up to 1,675,000 shares of common stock as equity compensation to officers and employees of the company;

The selling stockholders may sell the shares of common stock in the public market or through privately negotiated transactions or otherwise. The selling stockholders may sell these shares of common stock through ordinary brokerage transactions, directly to market makers or through any other means described in the section entitled "Plan of Distribution".

Number of Shares Outstanding
-------------------------------

The Company is authorized to issue 500,000,000 shares of $.001 par value Common Stock and 1,000,000 shares of .001 par value Preferred Stock (each preferred share is convertible to 50 common share on holders request). Currently 460,000,000 shares of the Company's Common Stock are issued and outstanding. Approximately 70% of the company’s shares are owned by the Corporation, its treasury, and its executive officers and approximately 85% of these shares are “issued” and “outstanding”. The purpose of maintain a high proportion of all authorized shares as “issued” and “outstanding” is to reduce investor dilution levels and improve technology licensing acquisition opportunities. The remaining 40,000,000 unissued shares are reserved for private placements. The company believes the existing capital structure is of a satisfactory size with which to capitalize the company’s future research goals. In the event that there are an insufficient number of shares to cover future private or public placements the company may seek permission, through a vote by its shareholders, to “increase” the number of authorized unissued shares of the company. An investor in Telomolecular should expect the possibility of dilution as a result of any such vote.

*** On July 15th, 2006 the Company approved by majority vote an action to increase its authorized share structure from 4,500,000 common shares to 500,000,000 common shares and 1,000,000 preferred shares (each convertible to 50 common shares). This share structure will not affect shareholder ownership on a percentage basis.

Use of Proceeds
---------------------

The Company will receive proceeds on 10,000,000 shares held by the Corporation’s treasury to be sold in this offering to cover certain operational expenses. The maximum proposed offering price is 40 cents per share which would result in maximum aggregate proceeds of $4,000,000. The company may use these funds to cover the expenses outlined in this section entitled “Use of Proceeds”.

We will not receive any of the proceeds from the sale of 10,000,000 shares of common stock being offered for sale by the selling stockholders listed in this prospectus. We will, however, incur all costs associated with this registration statement and prospectus.

The shares of common stock offered hereby are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. We will, however, incur all costs associated with this registration statement and prospectus.

Of the 10,000,000 shares being sold by the Corporation directly to the public: a primary goal of this offering is to continue to finance $700,000 in sponsored research through the University of Nebraska Medical Center to be carried out by their scientists at their existing facilities. This allotment covers, in particular, the formulation of a generally deliverable TERT or telomerase based pharmaceutical product and an initial safety and efficacy study in mice. Approximately $570,000 has already been paid towards the program and another $700,000 is owed over the next two years. Other requirements include paying general and administrative salaries and expenses attributable to this offering.

Secondary objectives include funds to cover “expanded operations” and the development of “targeted” applications that are efficacious in the treatment of specific diseases. Specifically, the company has launched a laboratory in Sacramento to study and produce DNA Nanocircles in high volumes. This is expected to require approximately $1,000,000 over the next fiscal year including the payment of salaries to scientists. The company also intends to purchase patents and perform research related to treating human cancer by reactivating apoptosis triggers and in the development of pharmaceuticals that may treat trauma injuries and cellular oxidation processes. This will require considerable financial resources, necessitate the purchase of equipment, and require hiring of more personnel. Expanded studies, drug applications, and commercialization will require even further finance. The required budget for the next 12 months is approximately $4 million USD and covers the corporation’s operational budget. Stock sold by the corporation to the public is meant to cover the items cited herein.

In addition to R&D, some commercialization efforts would be financed including the production scale-up for a cosmetic application, which will require approximately US $250,000 in capital investment per bioreactor production module (3 bioreactors).  Telomolecular plans to raise capital for cosmetic production by a combination of its board of directors, equity offerings, debt instruments and licensing production facilities capitalized by investment groups.  This capital will be raised based upon the immediate revenue generating capabilities of the production facilities.

The Use of Funds from stock sold from the Corporation’s treasury, assuming a maximum capitalization of $4,000,000, can be described as:

Costs of Financing _ $350,000
In addition to a discretionary sum of $50,000 for the production of documents and marketing materials, as an incentive to sale, a commission of up to 10% may be paid to any broker, agent or officer of the company who sells the Corporations stock in a planned private offering.

Legal and Accounting -$95,000
$60,000 has been allocated to cover legal costs. There will be complex licensing, liability, patent, and intellectual property rights matters to manage. Legal counsel must issue patent reviews, patentability reports, accounting services and advice.

Administration  - $500,000
We have allocated $500,000 to cover the salaries of management, advisory board members, and support staff. In addition to any licensing agreements and royalties we intend to pay our advisory board members, those who may accept such remuneration, for serving on our advisory board and making contributions. We expect the Board to provide valuable input and guidance. As such, we intend to pay scientific and executive advisory board members for their time at meetings and to provide a well-catered and accommodating meeting environment appropriate for very important persons.

IP License payouts - $85,000
These payments are due to the licensors of patents and technology. We are also obligated to pay 3% of $3 million raised for continued rights to UneMed for PLGA nanoparticle usage in addition to other such related fees.

Reserve - $200,000
A reserve of $200,000 will be established.

Nanocircle Lab - $1,000,000
The Corporation has opened a new laboratory in Sacramento, California for the purpose of studying the delivery of DNA nanocircles in living animals, for developing targeted pharmaceutical products that may treat specific age related diseases, and for the improved commercial synthesis of key nanotechnologies. The project requires approximately $1,000,000 over the next 24 months. Major portions of these expenses include the purchase of equipment such as sonicator, centrifuge, automic force microscope, confocal microscope, fluorescent microscope, PCR equipment, and other expensive laboratory equipment for approximately $500,000. The synthesis of high volumes of nanocircles for approximately $100,000. The delivery of Synthetic DNA nanocircles in a series of in vitro and possibly small animal experiments and studies for $300,000.

oTert Program - $700,000
The Corporation is presently sponsoring research into the development of pharmaceutical agents based on oTert. Successful in vivo programs in fibroblast skin grafts are already underway.  The overall research goals are approximately 50% satisfied. Large portios of the remaining expenses include the delivery of oTert intravenously in a series of small animal experiments and studies for approximately $270,000. Also it is important to formulate a cosmetic product for the skin which requires another approximately $200,000 is required before an official announcement might be made (expected completion date December 31, 2006). Hundreds of thousands of dollars in additional funds may be required at a later date to continue to pay for this program.

Protein Engineering - $70,000
Complete and pay for protein engineering projects of approximately $70,000;

Patent Acquisitions - $200,000
Add several anti-cancer patents to our portfolio for $200,000.

Anti-Cancer Program - $800,000
Initiate a sponsored research program to test the safety of p53 reactivation in living animals for $800,000.

Use of Funds Notes

  Grants – The Company may apply for grants available through programs such as IRAP (Industrial Research Assistance Program), however no grant funds are presumed to be received during this period.

  Tax Credits – The company is eligible to apply for certain Scientific Research and Experimental Development (SR&ED) tax credits, which may return up to 40% of the company’s expenditures on qualifying research and development.  To receive these credits requires qualifying interviews with Canada Revenue and Customs, and it can take a year or more after filing tax returns to receive the credits, therefore these anticipated credits are not included in the budget for this period.

  Interest on Reserve – Estimated interest collected on reserve funds.

  Funding Fees – Fees payable to intermediaries for raising equity funds are estimated not to exceed 10% of the offering.

  IP Licenses – Funds budgeted to pay up-front fees to patents licenses from other parties.

  R&D Capital Expenses – Equipment, computers and associated hardware and software. In order to minimize start-up time and costs, Telomolecular will contract out for initial laboratory, testing and production services.

  Scientific Advisory Board – Fees and travel expenses for three of the five members of the Telomolecular Scientific advisory board.  The services of the other two members of the SAB, the CTO and the Head Scientist are expensed under "Telomolecular R&D Personnel".

  Contract R&D – Estimates for contract services for: cell line engineering; protein production and purification; protein transduction Processing; liposome processing; cosmetic testing and approvals.

  Reserve – Budgetary reserve allocated for unanticipated expenditures or delays.

  Assumptions and Risk Factors - This Confidential Offering Business Plan includes certain statements, estimates, forecasts and projections provided by Telomolecular in respect to the anticipated future performance of Telomolecular. Such statements, estimates and forecasts reflect various assumptions made by Telomolecular concerning anticipated results, which assumptions may or may not prove to be correct.  (See “Risk Factors”)

  Subsidiaries - It may be necessary to perform some work through a planned wholly owned, audited, and reporting subsidiary in a foreign location. A foreign location may be important in performing certain key experiments where regulatory laws are more flexible and may provide tax advantages to key executives who spend time managing the subsidiary.

Selling Shareholders
---------------------

This prospectus relates to the offer and sale by the following selling stockholders of the indicated number of shares, all of which are issuable pursuant to warrants and subscription agreements held by these selling stockholders. The number of shares set forth in the table for the selling stockholders represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock issuable pursuant to the subscription agreements is based on the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable pursuant to the subscription agreements and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933.

The Shareholders identified under “Subscription Agreements” made special purchases according to existing subscription agreements which permitted them to sell their shares publicly, without restriction, in the event of a public offering.

The Shareholders identified under “Equity Compensation” are currently employed by the company as Executive Officers. The shares sold herein are part of an equity compensation plan.

The Shareholders identified under “Treasury” are currently held by the Corporation’s treasury and are being sold to finance the Corporation’s general operations and for other purposes expressly outlined in this document.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

	Shares Benefically Owned			Shares Benefically Owned
	Prior to the Offering			After the Offering
Total Shares

Subscription Agreements

Name and Address	Number	Percent%	Registered	Number	Percent%

Abraham Koleman	8,300,000	1.66%	4,000,000	4,300,000	0.86%
Monsey, NY 10952

Patrick Cluney	557,428	0.11%	557,428	0	0.00%
3510 Furlong Way
Gotha, FL 34734

Bill Monahan	844,067	0.17%	844,067	0	0.00%
1001 American Beauty St.
Orlando, FL 32818

Isiah Sheps	601,086	0.12%	601,086	0	0.00%
8 Bartlett Rd.
Monsey N.Y., 10952

Lowell Brittain	1,000,000	0.20%	111,000	889,000	0.18%
4532 Telephone Rd. Ste: 116
Ventura, CA 93003

Hsiu-Chuan Wu	55,500	0.01%	55,500	0	0.00%
4-11-12 Kanokodai-Kitamachi
Kita-ku, Kobe 651-1513 Japan

Larry Walker	210,900	0.04%	210,900	0	0.00%
2816 C St.
Bakersfield, CA 93301

Shares held by the Corporation

Treasury	40,000,000	8.00%	10,000,000	30,000,000	6.00%
10933 Trade Center Dr., 102
Rancho Cordova, CA 95670

Equity Compensation

	305,000,000	61.00%	500,000	304,500,000	60.90%
Matthew Sarad
8037 Orange Ave.
Fair Oaks, CA 95628
	250,000	0.05%	250,000
Jeremy Jobe
3311 Truxillo Dr.
Dallas, TX 75228
	250,000	0.05%	250,000	0	0.00%
Brian Allred
10933 Trade Center Dr., 102
Rancho Cordova, CA 95670
	250,000	0.05%	250,000	0	0.00%
Kenneth Brown
601 Pennsylvannia Ave
Washington D.C. 20004
	250,000	0.05%	250,000	0	0.00%
Gary Zhai
10933 Trade Center Dr., 102
Rancho Cordova, CA 95670
	100,000	0.02%	100,000	0	0.00%
Donald Quance
10543 Newcombe
Dallas, TX 75228
	75,000	0.02%	75,000	0	0.00%
Natalie Jobe
3311 Truxillo Dr.
Dallas, TX 75228

Subtotal	357,743,981	71.55%	18,054,981	339,689,000	67.94%

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable pursuant to the subscription agreements is subject to adjustment depending on the future market price of the common stock, and could be materially less or more than the number estimated in the table.

Circumstances under which the selling stockholders acquired securities
-------------------------------------------------------------------------------------

Subscription Agreements
------------------------------

From February 2006 through October 2006, we entered into subscription agreements, with the selling stockholders, for a private placement of shares of common stock for an aggregate purchase price of $2,107,545. As of date, we received an aggregate of $325,000 from the selling stockholders.

Corporate Finance
----------------------

10,000,000 common shares are being sold publicly to help finance the corporation’s activities as outlined in the “Use of Proceeds” section of this document. These shares are being issued from the Corporation’s treasury and consist of authorized (not yet issued) securities.

Equity Compensation
--------------------------

Up to 1,675,000 shares are being sold by corporate insiders and executives as part of a planned compensation package according to a selling schedule.

Shares of Common Stock
-------------------------------

The shares of common stock are priced at the lesser of
(a) $0.40

Registration rights and plan of distribution
---------------------------------------------------

The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

·   ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

·   block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·   purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·   an exchange distribution in accordance with the rules of the applicable exchange;

·   privately-negotiated transactions;

·   broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

·   through the writing of options on the shares;

·   a combination of any such methods of sale; and

·   any other method permitted pursuant to applicable law.

Due to recent problems in global securities exchanges related to the monitoring and management of short sales the selling stockholders may NOT use any one or more of the following methods when selling shares:

·   short sales of any kind;

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may NOT engage in short sales against the box.

The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. In addition, if such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

Description of Common Stock
-------------------------------

Our authorized capital stock consists of 500,000,000 shares of common stock a par value of .001, and 1,000,000 shares of preferred stock with a par value of .001. As of October 1st, 2006 there were 460,000,000 shares of our common stock issued and outstanding, including shares underlying subscriptions. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, including the election of directors.

Each stockholder is entitled to receive the dividends as may be declared by our board of directors out of funds legally available for dividends and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Our board of directors is not obligated to declare a dividend. Any future dividends will be subject to the discretion of our board of directors and will depend upon, among other things, future earnings, the operating and financial condition of Telomolecular, its capital requirements, general business conditions and other pertinent factors. It is not anticipated that dividends will be paid in the foreseeable future.

Stockholders do not have pre-emptive rights to subscribe for additional shares of common stock if issued by us. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock.

In the event of liquidation, dissolution, or winding up of the Company, the holders of the Company's Common Stock are entitled to share in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the Company's Common Stock.  Holders of shares of the Company's Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's Common Stock.

Non-Cumulative Voting
------------------------

The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding Common Stock of the Company, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining Common Stock of the Company may not be able to elect any of the Company's directors.

Dividends
------------

The payment by the Company of dividends, if any, in the future, shall be determined by the Company's Board of Directors, in its discretion, and will depend upon, among other things, the Company's  earnings,  the Company's capital requirements, and the Company's financial condition,  as well as other relevant factors. The Company has not paid or declared any dividends to date. Holders of Common Stock are entitled to receive dividends as declared and paid from time to time by the Company's Board of Directors from funds legally available therefore. The Company intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. As of October 1st, 2006, fewer than 15 shareholders of the Corporation’s outstanding stock, received subscription agreements with a “typo” indicating a dividend policy that is not reflected in the company’s prospectus. We are presently seeking signoff from each of these shareholders to recognize the statement as a “typo” but have not received complete consent. The mutual holdings of these individuals are not significant.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
-------------------------------------------------------------------------------------------------------------

The Company's Common Stock is not quoted on a stock exchange. The company intends, once the Company’s Registration Statement via Form 10-SB has been approved as effective by the Securities and Exchange Commission, to complete the necessary paperwork to begin quotation on the National Quotation Bureau's Pink Sheets, an electronic quotation medium for securities traded outside of the NASDAQ Stock Market, under a trading symbol not yet determined.

As of October 7th, 2006, there were no warrants to purchase Common Stock outstanding.  There have been no cash dividends declared on the Company's Common stock since the Company's inception.  The Company has not yet adopted any policy regarding payment of dividends. In the event that the company begins quotation on the pink sheets it will be considered a penny stock.

Penny Stock Regulation
------------------------

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).  The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements  of Securities' laws; (iii) contained a brief,  clear,  narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price;  (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct  of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation.  The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's  account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker- dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules.  If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2. Legal Proceedings
---------------------------

The Company is not aware of any pending litigation nor does it have any reason to believe that any such litigation exists

Item 3. Changes in and Disagreements with Accountants
---------------------------------------------------------

There are no changes in or disagreement with accountants.

Item 4. Recent Sales of Unregistered Securities
------------------------------------------------

Through January 1, 2006 to October 1, 2006 there have been sales of unregistered securities which would be required to be disclosed pursuant to Item 701 of Regulation S-B. In July, 2006 the Company completed an issuance of an aggregate 200,000 shares of Common Stock at a price of $5 per share in a Round 1 private placement. On August 30th 2006, a second round placement of was completed for approximately 100,000 shares in a separate plan of finance at $10 per share (with some discounting). Also, stock was dispensed in exchange for certain services and in licensing and acquisitions arrangements. The transactions underlying the issuance of these shares are described in more detail elsewhere. All these shares were issued in private securities transactions as "restricted shares" in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 4(2) of the Act and unable to be resold or transferred unless registered with the SEC for sale or qualifying for an exemption from registration. The issuances can be summarized as follows:

Services                                                                   21,000,000 (after conversion to new capital structure)
General Finance                                                       333,000,000
Acquisition of Licenses                                             85,000,000

Item 5. Indemnification of Directors and Officers
-------------------------------------------------

Limitation on Liability of Officers and Directors of the Company. Delaware Law permits the Company to eliminate or limit the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Article VII of the By-Laws of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

The Company anticipates that it will enter into indemnification agreements as part of its employment contracts.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Amendment No. 2 to Form 10-SB.

(a)  Index to Financial Statements.                                                       Page

     Independent Auditors' Report:                                                                        F1

Financial Statements:

    Consolidated Balance Sheet                                                                            F-2

    Consolidated Statements of Operations                                                           F-3

    Consolidated Statement of Stockholders' Equity                                              F-4

    Consolidated Statements of Cash Flows                                                          F-5

    Notes to Consolidated Financial Statements                                                    F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Telomolecular Corp.

We have audited the balance sheet of Telomolecular Corp. (A Development Stage Company) as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the period November 8, 2005 (inception) through December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telomolecular Corp. (A Development Stage Company) as of December 31, 2005, and the results of its operations and its cash flows for the period from November 8, 2005 (inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1, the Company has been in the development stage since inception.  In addition, the Company has incurred losses since inception.  Realization of the Company’s assets is dependent upon the Company’s ability to meet its future financing requirements, and the success of future operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event that the Company cannot continue in existence.

/s/ Stark Winter Schenkein & Co., LLP

Certified Public Accountants

Denver, Colorado
July 13, 2006

Telomolecular, Corp.
A Development Stage Corporation
Balance Sheet
30-Aug-06

ASSETS
	Nov 1 to Dec 31, 2005	Jan 1 to Aug 30, 2006
		(Unaudited)
Current assets
Equipment		30,000
Cash and cash equivalents	$-	647,000

TOTAL CURRENT ASSETS	$-	677,000

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)

Current liabilities
Accrued expenses – related party	$20,000	220,000
Taxes		78,000
Loan payable – related party	1,449	141,449

TOTAL CURRENT LIABILITIES	21,449	439,449

STOCKHOLDERS’ (DEFICIT)
Common stock, par value $.001, 4,500,000 shares authorized and	3,621
3,101,000 shares issued and outstanding
Common stock, par value $.001, 500,000,000 shares authorized and		410,000
460,000,000 shares issued and outstanding (after conversion to new capital structure)
Additional paid-in capital	1,231,754
Deferred compensation	-1,026,667	-220,000
(Deficit) accumulated during the development stage	-230,157	-1,230,551

Total Stockholders’ (Deficit)	-21,449	-1,040,551

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$-	-601,102

Telomolecular, Corp.
A Development Stage Corporation
Statement of Operations
For the Period November 8, 2005 (Inception) through August 30, 2006

	Nov 8 to Dec 31, 2005	Jan 1 to Aug 30, 2006
		(unaudited)

OPERATING INCOME	$-	-

OPERATING EXPENSES
General and administrative expenses	21,449	1,601,994
Stock issued for services	208,708
Total Operating Expenses	230,157	1,601,994

NET (LOSS) APPLICABLE TO COMMON SHARES	$-230,157	-1,601,994

NET (LOSS) PER BASIC AND DILUTED SHARES	$-0.095	-0.003

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	2,414,267	330,345,634

See notes to financial statements.

Telomolecular, Corp.
A Development Stage Corporation
Statement of Cash Flows
For the Period November 8, 2005 (Inception) through August 30, 2006

	Nov 8 to Dec 31, 2005	Jan 1 to Aug 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		(unaudited)
Net (loss)	$-230,157	1,600,286
Adjustments to reconcile net (loss) to net cash
(used in) operating activities
Amortization of deferred compensation	205,333	220,000
Issuance of stock for services	3,375	208,708
Changes in assets and liabilities
Increase in accrued expenses - related party	20,000	220,000
Total adjustments	228,708	648,708

Net cash (used in) operating activities	-1,449	-1,601,994

CASH FLOWS FROM INVESTING ACTIVITES	-	-

CASH FLOWS FROM FINANCING ACTIVITES
Proceeds of related party loans	1,449	141,449
Proceeds of investments	0	2,107,545

Net cash provided by financing activities	1,449	2,248,994

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS	-	2,247,575

CASH AND CASH EQUIVALENTS -
BEGINNING OF PERIOD	-	1,419

CASH AND CASH EQUIVALENTS - END OF PERIOD	$-	647,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH INFORMATION:

Common stock issued for services (246,400 shares $5 per share)	$1,232,000

See notes to financial statements.

Telomolecular Corp.
A Development Stage Company
Statement of Stockholders’ (Deficit)
For the Period November 8, 2005 (Inception) through December 31, 2005

	Common Shares	Stock Amount	Additional Paid-in Capital	Deferred Compensation	(Deficit) Accumulated During the Development Stage	Total

Balance at November 8, 2005	-	$-	$-	$-	$-	$-

Issuance of common stock to founder	3,375,000	3,375	-	-	-	3,375

Issuance of common stock for services	246,400	246	1,231,754	(1,026,667)	-	205,333

Net (loss)					(230,157)	(230,157)

Balance at December 31, 2005	3,621,400	$3,621	$1,231,754	$(1,026,667)	$(230,157)	$(21,449)

*** Subsequent to December 31, the Corporation issued 300,000 common shares in private placements. On August 30th, 2006, the company approved through a vote by its shareholders a new capital structure consisting of 500,000,000 common shares and 1,000,000 preferred shares (each convertible to 50 common shares upon holder’s request). Holders of common shares in the pre-existing capital structure of 4,500,000 common shares benefited from a conversion ratio of 111 new common shares for each 1 existing common share.

Telomolecular Corp.
A DEVELOPMENT STAGE CORPORATION
NOTES TO FINANCIAL STATEMENTS
October 1st, 2006

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
-------------

Telomolecular Corp. (the “Company”) was organized on November 8, 2005 as a Delaware corporation. The Company was organized for the purpose of acquiring licensing agreements with which to later sponsor the research and development of biomedical nanotechnology products, primarily in the treatment of aging and age-related disease.

The Company entered into a strategic partnership agreement with New Life Scientific, Inc. on October 13, 2005. On December 2, 2005, UNeMed, the sole licensing agent for the University of Nebraska, made a commitment to exchange important technology and licensing rights in a subsequent licensing agreement, ratified in a Term Sheet.

On January 16, 2006, the Company acquired the licensing rights for PLGA Biodegradable Nanoparticles from the University of Nebraska Medical Center (“UNeMed”) subject to the terms of an Exclusive Sublicense Agreement.

On February 22, 2006, American Business Corporation (AMBC) and Telomolecular Corp. agreed to a tentative reverse merger whereby Telomolecular would be acquired by AMBC.  The reverse merger agreement was terminated on June 5, 2006.

On March 3, 2006, the Company acquired the licensing rights for Synthetic DNA Nanocircles for Elongation of Telomere Repeats from the Leland Stanford Junior University (“Stanford”) subject to the terms of an Exclusive Agreement.

On March 3rd 2006, the Corporation completed development of and “invented” a synthetically engineered protein called oTert useful in telomere elongation, and later in March the corporation completed development on and “invented” a synthetically engineered protein called “XfactorTrt” also useful in the elongation of chromosomal telomeres.

On or around March 20th, 2006, the tentative reverse merger between Telomolecular and AMBC was cancelled and terminated by Telomolecular.

Subsequent to year-end, Telomolecular entered into an agreement with the University of Nebraska Medical Center to sponsor research in the development of certain anti-aging technologies. This agreement obligates Telomolecular to pay $1.3 million over 18 months.

Subsequent to year-end, the Company completed a Regulation D, Section 504 offering, and received $1,000,000 in investment capital from the issuance of common stock during the period January 1 through July 13, 2006.

On June 13th, 2006, through contracted research, the Corporation began in vivo studies with telomere elongating agents and expects to report preliminary results from these studies in February of 2007.

On July 5th, 2006, the Corporation opened an additional laboratory in Rancho Cordova, California in order to perform in vivo work with synthetic DNA nanocircles.

On July 13th, 2006, the company agreed to acquire exclusive rights to all technologies resulting from sponsored research for the development of improved methods of DNA, RNA, and siRNA production.

On July 20th, 2006, the company acquired exclusive licensing rights from Stanford University for the research, development, and commercialization of “Notch 1 in the regeneration of human musculature, heart tissue, and neuronal tissue”.

On August 28th, 2006, the company acquired through a contract expansion with the University of Nebraska Medical Center expanded licensing rights to deliver all anti-cancer agents, including p53 DNA damage checkpoint control reactivators and pRB tumor suppressor reactivators (as a combination therapy) with the University’s unique biodegradable nanoparticle platform.

On August 29th, 2006, the company acquired exclusive licensing rights from Stanford University for the research, development, and commercialization of “Mitofusin 1 in the repair of Mitochondrial DNA”.

On September 15th, 2006, the company received a term sheet from El Charis Mikman, LLC to provide $10,000,000 in financing once the company reaches the OTCBB according to certain milestones cited in the agreement.

On October 15th, 2006, the Corporation received a Letter of Intent from a Lousiana State Development fund indicating that the State intends to sponsor the financing of a research facility in the State.

We continue to conduct business activities and expect to grow significantly over the next fiscal year. We intend to acquire assets and technologies from active businesses and universities in exchange for issuance of our securities and royalty agreements. We do not expect to generate profits or revenues in the foreseeable future, until, at a minimum, some research and development has been concluded.

Use of estimates
-----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Consolidated Financial Statements
-----------------------------------

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  All inter-company accounts and transactions have been eliminated.

Fair value of financial instruments
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The carrying amounts reported in the balance sheet for cash and amounts due to related party approximate their fair market value based on the short-term maturity of these instruments.

Cash and cash equivalents
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For purposes of the statement of cash flows, the Company considers all cash and other demand deposits to be cash and cash equivalents.

Stock-based compensation
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The Company accounts for stock and stock options issued to employees in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”, which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied. The Company accounts for stock options and stock issued to non-employees for goods or services in accordance with the fair value method of SFAS 123.

Loss per common share
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Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. As of December 31, 2005 the Company did not have any common stock equivalents or potentially dilutive securities outstanding.

Advertising
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Advertising costs are expensed when incurred. The Company incurred approximately $160,000 in advertising expenses for the period ended October 1, 2006.

Concentrations of credit risk
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Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

Income taxes
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Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes (“SFAS 109”). Under SFAS 109 deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of October 1st, 2006 the Corporation has not experienced revenues and has no existing income tax obligations. Approximately $78,000 in payroll withholdings is outstanding and payable to applicable State and Federal agencies.

Recent accounting pronouncements
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In December 2004, the FASB issued FASB Statement No. 123R, “Share-Based Payment, an Amendment of FASB Statement No. 123” (“FAS No. 123R”). FAS No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. FAS No. 123R is effective for the first reporting period beginning after December 15, 2005.  The Company is in process of evaluating the impact of this pronouncement on its financial position.

In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Nonmonetary Assets.”  The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The EITF reached a consensus about the criteria that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss and how that criteria should be applied to investments accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” EITF 03-01 also included accounting considerations subsequent to the recognition of another-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. Additionally, EITF 03-01 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the Financial Accounting Standards Board (FASB) delayed the accounting provisions of EITF 03-01; however the disclosure requirements remain effective for annual reports ending after June 15, 2004. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - an amendment of APB Opinion No. 20.” This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the usual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. This Statement  is effective for  accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect application of SFAS No. 154 to have a material affect on its financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments.”  This Statement amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”  This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  This Statements is effective for all financial instruments acquired of issued after the beginning of our first fiscal year that begins after September 15, 2006.  We are currently reviewing the effects of adoption of this Statement, but it is not expected to have a material impact on the Company’s financial statements.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.”  This Statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities.  Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006.  The adoption of this Statement is not expected to have a material impact on the Company’s financial statements.

NOTE 2 – GOING CONCERN CONSIDERATIONS

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $230,157 at December 31, 2005, and cash used in operations in for the year ended December 31, 2005 of $1,449. As of October 1, 2006, the Company had an accumulated deficit of $1,230,551 and cash used in operations in for the eight months ending August 30, 2006 of $1,601,994.

Management expects operations to generate negative cash flow at least through December 2007 and the Company does not have existing capital resources or credit lines available that are sufficient to fund operations and capital requirements as presently planned over the next twelve months. Management expects to finance operations through a series of public and private placements. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan, generate revenues or obtain funding through the sale of equity or debt. While the Company believes in the viability of its strategy to raise additional funds, there can be no assurances to that effect. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Management believes that the actions presently being taken to further implement its business plan and pursue a merger candidate provide the opportunity for the Company to continue as a going concern.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of October 1st, 2006, the Company has received loans from its CEO in the amount of $141,449. The loans are non-interest bearing and due on demand. As of October 1st, 2006 the Company owes $220,000 in accrued salaries to the CEO. The Company owes deferred compensation in the sum of $36,000 to one of its Director’s Mr. George Behling.

NOTE 4 – STOCKHOLDERS’ (DEFICIT)

Common Stock
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On November 15, 2005, the Company issued 246,400 shares of common stock at $5 per share to New Life Scientific Corp. as part of a stock transfer agreement.  The terms of the agreement permit Telomolecular Corp. to refer to New Life Scientific as a strategic partner for a period of one year from the date of November 1, 2005.  The Company has recorded deferred compensation of $1,232,000 as a result of this transaction, with $205,333 amortized during the year ended December 31, 2005.

During the period ended December 31, 2005, the Company issued 3,375,000 shares of common stock were issued to its CEO/founder, Matthew A. Sarad. After a conversion of 111 to 1 during the transition to a new share structure this 374,625,000. As of October 1st, 2006, Mr. Sarad had distributed 74,125,000 of his shares to other executives and the Corporation’s treasury bringing his holdings to 300,500,000 shares.

On August 30th, 2006, the company approved through a vote by its shareholders a new capital structure consisting of 500,000,000 common shares and 1,000,000 preferred shares (each convertible to 50 common shares upon holder’s request). Holders of common shares in the pre-existing capital structure of 4,500,000 common shares benefited from a conversion ratio of 111 new common shares for each 1 existing common share.

NOTE 5 - INCOME TAXES

For the period ended December 31, 2005, the Company had a net operating loss of $21,449 and no revenues.  Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.

The components of the net deferred tax asset at December 31, 2005, and the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

Net operating (loss)	$(21,449)
Statutory tax rate	34%
Effective tax rate	-
Deferred tax asset	$7,295
Valuation allowance	$(7,293)

Net deferred tax asset	$-

As of October 1, 2006 the Company had a net operating loss of $1,602,994 and no revenues. Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.

The components of the net deferred tax asset at October 1, 2006, and the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

Net operating (loss)	$(1,601,994)
Statutory tax rate	34%
Effective tax rate	-
Deferred tax asset	$544,677
Valuation allowance	$(544,677)

Net deferred tax asset	$-

NOTE 6 – SUBSEQUENT EVENTS

There are no subsequent events to report at this time.

Telomolecular Corp.
A DEVELOPMENT STAGE CORPORATION
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2005
Attached

                               PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Form 10-SB, as exhibits:

3.1 Articles of Incorporation
3.2 Certificate of Amendment of Articles of Incorporation
3.3 Bylaws
3.4 Licensing Agreement with Stanford for “Nanocircles”
3.5 Licensing Agreement with the University of Nebraska for “PLGA”
3.6 Licensing Agreement with Stanford for “Notch 1”
3.7 Licensing Agreement with Stanford for “Mitofusin 1”
3.8 Expanded licensing agreement with the University of Nebraska Medical Center
3.9 Lease Agreement
4.0 Stanford Patent Application on “Nanocircles”
4.1 Selected Nebraska Patents on “PLGA biodegradable nanoparticles”
4.2 Other Selected Patent Applications
4.3 Resumes of Management
4.4 Employment Agreements

                         SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Telomolecular Corp., has duly caused this Registration Statement On Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on February 14, 2005.

                                Telomolecular Corp.,

                                a Delaware corporation

                                By: /s/Matthew A. Sarad

                                --------------------------------

                                             Matthew A. Sarad

                                Its:    Chairman, President and CEO

* To be filed by amendment